SHARE SALE & PURCHASE AGREEMENT

by and between

CARTECH HOLDING COMPANY

and

YUN CHEN CAPITAL CAYMAN

CONTENTS

THIS AGREEMENT IS MADE ON FEBRUARY 20, 2025

BETWEEN:

Parties	**Buyer**	Name	CARTECH HOLDING COMPANY
		Registered No.	CT-418614
		Address	The offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Island
	Seller	Name	Yun Chen Capital Cayman
		Incorporation No.	308661
		Address	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Island

BACKGROUND

(A)   The Seller owns certain Shares (as defined below) in the Company. Full particulars are set out in Schedule 1.

(B)   The Seller agrees to sell to the Buyer, and the Buyer agrees to buy from the Seller, on the terms and subject to the conditions set forth herein, such number and type of Shares as set forth in Schedule 1 under the heading Transferred Shares.

AGREED TERMS

1   DEFINITIONS AND INTERPRETATION

Definitions

1.1   In this Agreement the following definitions apply:

Affiliate means, in relation to a person, any other person which, directly or indirectly, Controls, is Controlled by or is under the common Control of the first mentioned person.

Accounting Standards means U.S. Generally Accepted Accounting Principles, International Financial Reporting Standards and/or PRC accounting standards, as applicable.

ADSs means American Depositary Shares, each of which represents four (4) Ordinary Shares of the Company.

AI Technologies means artificial intelligence (including but not limited to deep synthesis and generative artificial intelligence), machine learning technologies or any autonomous systems.

Anticorruption Laws means Laws relating to anti-bribery or anticorruption, which apply to the business and dealings of the Company, including, without limitation, laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official to obtain a business advantage such as, without limitation, the Foreign Corrupt Practice Act of 1977, as amended from time to time.

Antitrust Approvals has the meaning set out in clause 3.1.6.

Antitrust Laws has the meaning set out in clause 6.10.

Arbitration has the meaning set out in clause 18.4.

Authorisation means any consent, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, approval, permit, authority or exemption from, by or with a Government Agency.

Board means the board of directors of the Company.

Burdensome Condition has the meaning set out in clause 6.13.

Business means the business conducted by the Group as of the date of this Agreement; provided that for the purposes of clause 5.4, the term "Business" shall mean the main line of business conducted by the Group as of the date hereof.

Business Data means confidential or proprietary data, databases, data compilations and data collections (including customer databases), and technical, business and other information and data, including personal information collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by or on behalf of any Group Company.

Business Warranties means the Seller Warranties which are not Fundamental Warranties or Tax Warranties.

Buyer Break Fee has the meaning set out in clause 5.3.

Buyer Claim means any Buyer Warranty Claim or any other Claim by the Buyer under this Agreement.

Buyer Fundamental Warranties means the Buyer Warranties set out in clauses 1.1 to 1.5 of Schedule 3.

Buyer Warranty Claim means any Claim by the Buyer arising out of a breach of a Seller Warranty.

Buyer Warranties mean the statements set out in Schedule 3.

Cash Equivalents mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, demand deposits or similar accounts, and any evidence of indebtedness issues or guaranteed by any Government Agency in each case, as would be required to be included in financial statements prepared in accordance with Accounting Standards.

CIETAC has the meaning set out in clause 18.4.

CIETAC Rules has the meaning set out in clause 18.4.

Claim means any claim, demand, legal proceedings or cause of action including any claim, demand, legal proceedings or cause of action based in contract, tort (including misrepresentation or negligence), at common law or under statute, in each case in any way relating to this Agreement and includes a claim, demand, legal proceeding or cause of action arising from any breach of warranty or indemnity.

Claim Notice has the meaning set out in clause13.2.

Company means Autohome, Inc., a company organised under the laws of Cayman Island whose details are set out in Schedule 1.

Company Material Adverse Effect means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to (a) be materially adverse to the Business, financial condition, assets, liabilities or results of operations of the Group taken as a whole, or (b) prevent or materially delay the consummation of the transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that clause (a) shall not include any event, circumstance, change or effect occurring after the date hereof to the extent resulting from (i) changes in general economic, financial market, business, regulatory, legislative or geopolitical conditions or changes affecting the credit, securities or capital markets in general, (ii) changes or developments that generally affect the industries or geographic markets in which the Company operate, (iii) changes in Laws, Accounting Standards, or interpretation or enforcement thereof, (iv) changes caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the date hereof, or (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters or other similar force majeure events; provided, further, that in respect of each of limb (i), (ii), (iii), and (iv) above, other than a change that disproportionately affects the Group when compared to the other participants in the industry(ies) or market(s) in which the Group operates.

Company Public Filings means all registration statements, proxy statements and other statements, reports, schedules, forms and other documents required to be filed or furnished by the Company with the SEC and/or HKEX pursuant to applicable Laws and the rules and regulations of the NYSE and HKEX, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein, in each case, filed or furnished with the SEC and/or HKEX from time to time.

Company Systems has the meaning set out in clause 3.34 of Schedule 4.

Completion means completion of the sale and purchase of the Transferred Shares in accordance with this Agreement.

Completion Date means the date being:

(a)   the tenth (10th) business day after the day on which all of the Conditions Precedent have been satisfied in full or waived in accordance with clause 3.6; or

(b)   such other date as agreed in writing by the Seller and the Buyer.

Condition has the meaning set out in clause 6.13.

Conditions Precedent means the conditions precedent set out in clause 3.

Confidential Information means all information relating to the operations or affairs of the Company, including all financial or accounting information, all customer and supplier lists, all terms and conditions of supply, sales records, marketing analysis and research and reports and other marketing information, all information relating to intellectual property rights of the Company, all trade secrets, know how, operating procedures, technology, technical information, technical data, proprietary processes and formulae, algorithms, specifications, procedures, methods, techniques, ideas, creations, inventions, discoveries and improvements, engineering, manufacturing, product, personnel and other associated information and materials, but excluding information that is public knowledge (but not because of a breach of this Agreement), that was lawfully in the possession of the receiving party prior to its disclosure by the disclosing party, or which has been independently created or acquired by the receiving party.

Control means the ownership, directly or indirectly, of more than fifty percent (50%) of the voting shares, registered capital or other equity interest of the relevant person, or the possession, directly or indirectly, of voting rights sufficient to have a material effect on the resolutions of the shareholders meeting, to appoint or elect a majority of the directors, or otherwise to direct the management of the relevant person and **Controlled** and **Controlling** shall be construed accordingly.

Control Contracts has the meaning set out in clause 3.3 of Schedule 4.

Copyleft License means any license that requires, as a condition of use, modification or distribution of Software subject to such license, that such Software subject to such license, or other Software incorporated into, derived from, used or distributed with such Software subject to such license (a) in the case of Software, be made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that allow the Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of applicable Laws) or (d) be redistributable at no license fee. For the avoidance of doubt, Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, the Server-Side Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons "sharealike" licenses.

Demand means a written notice of, or demand for, an amount payable.

Disclosed means fairly disclosed by or on behalf of the Seller to the Buyer or any Representatives of the Buyer before the date of this Agreement in:

(a)　　　　this Agreement;

(b)　　　　the Disclosure Letter;

(c)　　　　the Company Public Filings for the past three (3) years or other documents filed by, or on behalf of, the Company with SEC and HKEX which are readily accessible to the public prior to the date of this Agreement, and corporate information publicly available at the official website of the State Administration for Market Regulation or the Hong Kong Companies Registry respectively as at three (3) business days prior to the date of this Agreement;

(d)　　　　by way of written responses provided to any question or issue raised by the Buyer or any Representative of the Buyer; and

(e)   all written communications directed by Seller to Buyer in connection with the Group,

provided that the written responses and written communications under (d) and (e) above shall be delivered to the Buyer as electronic documents in a USB stick as agreed between the parties.

Disclosure Letter means the disclosure letter of the same date as this Agreement from the Seller to the Buyer in respect of Seller Warranties.

Dispute has the meaning set out in clause 18.2.

Dispute Meeting has the meaning set out in clause 18.2.

Dispute Notice has the meaning set out in clause 18.2.

Effective Time means 12.01 a.m. on the Completion Date.

End Date means the date falling six (6) months after the date of this Agreement (the **Initial End Date**), subject to the extension pursuant to clause 3.4, or such later time and date as may be agreed in writing by the Seller and the Buyer.

Exchange Act means the Securities Exchange Act of 1934, as amended.

Existing Investor Rights Agreement means the Investor's Rights Agreement dated as of September 30, 2016, entered into between the Seller and the Company.

Financial Statements means the financial statements (including any related notes) contained in the Company Public Filings.

Forecast has the meaning set out in clause 12.3.

Fundamental Warranties means the Seller Warranties set out in clauses 1.1 to 1.11, 2 and 3.1 to 3.6, 3.9, 3.17 and 3.49 of Schedule 4.

Government Agency means any government or governmental, administrative, monetary, fiscal or judicial, regulatory body, minister, department, commission, authority (including listing authority), stock exchange, instrumentality, mechanism, board, organisation, tribunal, agency, trade union or entity in any part of the world (or any office or delegate thereof).

Group means the Company and all of its Subsidiaries, collectively, and each is referred to individually as a **Group Company**.

HKEX means The Stock Exchange of Hong Kong Limited.

HK Listing Rules means Chapter 19C of The Stock Exchange of Hong Kong Limited.

Incentive Plan means any equity incentive plan, share purchase or share option plans of the Company, in each case, as duly approved by the Board and/or the shareholders of the Company and in effect from time to time established for the purpose of attracting and retaining employees, consultants, directors and other service providers of a Group Company, including any agreement or document entered into by the Company in connection with any award granted thereto.

Indemnified Party has the meaning set out in clause 11.1.

Interest Rate means an interest at three ten-thousandth (3‰) per day.

Key Management Personnel means the 'C' level management personnel and the personnel who directly report to such 'C' level management personnel of the Company.

Law means any national, provincial, regional, local or foreign law, statute or ordinance, or any rule, regulation, standard, decision, judgment, order, writ, injunction, decree, arbitration award, agency requirement, licence or permit of any Government Agency, in each case, applicable to a party.

Loss means all loss, liabilities, damages, costs, expenses, debts, obligations, claims, demands, suits, actions and causes of actions, including attorneys' fees, other professionals' and experts' fees, and court or dispute resolution costs, present or future, quantified or unquantified.

M&AA means the Seventh Amended and Restated Memorandum and Articles of Association of the Company, as amended from time to time.

Material Assets and Properties has the meaning set out in clause 3.22 of Schedule 4.

Material Business Permit means each item set out in the list of material business permits separately agreed in writing between the Seller and the Buyer on or about the date of this Agreement.

Material Contracts means each contract, agreement, undertaking, arrangement or purchase order (other than any Incentive Plan) to which a Group Company or any of its assets is bound or currently subject to that (a) involves obligations (contingent or otherwise), payments or revenues in excess of RMB5 million individually or in the aggregate per annum (where the obligations, payments or revenues under all of each contracts, agreements, undertakings, arrangements or purchase orders with the same or affiliated counterparty shall be aggregated for the purpose of any calculation against such threshold); or (b) that is required to be filed in the Company Public Filings pursuant to applicable securities Law.

Material Permits has the meaning set out in clause 3.14 of Schedule 4.

Material Subsidiary means any Subsidiary which, on any given date of determination, accounts for more than 5% of the Group's consolidated revenue or profits as set forth in the most recent consolidated Financial Statements of the Group, and the VIEs.

New Control Contracts means (i) amendments to and/or termination agreements with respect to the relevant Control Contracts, and (ii) contractual arrangements to be entered into between the WFOEs, the new nominee shareholders (as designated by the Buyer) and other relevant parties, in each case of (i) and (ii), in respect of the operating entities or variable interest entities as necessary for consolidating financial statements of such entities under U.S. GAAP.

Nominated Arbitrator has the meaning set out in clause 18.6.

NYSE means the New York Stock Exchange.

ODI Filings means the outbound direct investment filing with (i) the National Development and Reform Commission of the PRC or its applicable local counterpart (**NDRC**); (ii) the Ministry of Commerce of the PRC or its applicable local counterpart (**MOFCOM**); and (iii) if applicable, the relevant bank authorized by the State Administration of Foreign Exchange of the PRC or its applicable local counterpart (**SAFE**).

Officer has the meaning set out in clause 12.4.9.

Ordinary Shares means the Class A ordinary shares of the Company, par value USD0.0025 per share.

Permitted Encumbrances means, with respect to each real property owned or leased by the Group (as the case may be): (a) Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Completion Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with Accounting Standard, (b) mechanics liens and similar liens for labour, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Completion, (c) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Government Agency having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon and (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon.

Person means an individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or a Government Agency or other agency or political subdivision thereof.

Ping An Directors means all of the directors of the Board of the Company excluding the Chief Executive Officer and the independent directors.

PRC means the People's Republic of China, excluding, for purposes of this Agreement, Hong Kong, Macau and Taiwan.

Press Release has the meaning set out in clause 15.5.1.

Purchase Price shall equal RMB13,132,285,052, subject to the deduction and adjustment in accordance with clause 4.2 and clause 6.15.

Proceedings means actions, claims, demands, judgment, awards, investigations, examinations, indictments, litigations, suits or other criminal, civil or administrative or investigative proceedings.

Related Party means, in relation to a company, any Person described in limbs (a) through (e) in the definition of "related party transactions" in SEC Form 20-F.

Related Party Transactions has the meaning set out in clause 3.20 of Schedule 4.

Renminbi or **RMB** means the lawful currency of the People's Republic of China.

Representative, in respect of a person means any director, officer, employee, agent, contractor, adviser or Related Party of or to that person, or any director, officer, employee, attorney, accountant, agent, contractor, adviser or Related Party of or to a Related Party of or to that person.

SAFE means the State Administration of Foreign Exchange**.**

SAMR means the State Administration for Market Regulation.

Sanctioned Person means, at any time, (a) a Person which is subject or target of any Sanctions or (b) any Person owned or controlled by any such Person or Persons.

Sanctions means any economic or financial sanctions administered by (a) the United States, (b) the United Nations Security Council, (c) the European Union, (d) any European member state, (e) the United Kingdom, (f) the competent Government Authority of the PRC, or (g) the respective governmental institutions of any of the foregoing.

SEC means the Securities and Exchange Commission.

Securities Act means the Securities Act of 1933, as amended.

Shares means the shares in the capital of the Company, being the Ordinary Shares.

Security Interest includes a mortgage, debenture, charge, encumbrance, lien, pledge, assignment or deposit by way of security, bill of sale, lease, hypothecation, hire purchase, credit sale, agreement for sale on deferred terms, option, right of pre-emption, right of first offer, right of first refusal, caveat, claim, covenant, interest or power in or over an interest in an asset and any agreement or commitment to give or create any such security interest or preferential ranking to a creditor including set off and, for the avoidance of doubt and to the extent applicable.

Seller Bank Account has the meaning set out in clause 5.1.

Seller Break Fee has the meaning set out in clause 5.2.

Seller Warranties means the statements set out in Schedule 4.

Seller Warranty Breach Fee has the meaning set out in clause 5.4.

SFC means the Hong Kong Securities and Futures Commission.

Subsidiary means each Person in which the Company (a) beneficially owns, directly or indirectly, share capital or other equity interests representing more than fifty percent (50%) of the outstanding voting stock or other equity interests, (b) holds the rights to more than fifty percent (50%) of the economic interest of such Person, including interests held through a variable-interest-entity structure or other, similar contractual arrangements, or (c) has a relationship such that the financial statements of such Person may be consolidated into the financial statements of the Company under applicable accounting conventions. For the avoidance of doubt, TTP CAR INC. shall be a Subsidiary.

Tax means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Government Agency or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers' duties, tariffs and similar charges, and references to **Taxes** shall be construed accordingly.

Tax Return means a report, return or other document (including any amendments thereto) required to be supplied to a Government Agency with respect to Taxes.

Tax Warranties means the Seller Warranties set out in clauses 3.50 to 3.54 of Schedule 4.

Third Party Claim means any claim, Demand, legal proceedings or cause of action made or brought by a party other than a party to this Agreement which gives rise to a Buyer Claim against the Seller.

Transaction has the meaning set out in clause 2.1.

Transaction Documents means this Agreement, the Option Agreement in substantially the form set out in Exhibit A and any other documents as mutually agreed by the Parties to be Transaction Documents from time to time.

Transferred Shares has the meaning set out in clause 2.1.

United States Dollars or **USD** means the lawful currency of the United States of America.

W&I Insurance has the meaning set out in clause 6.15.

Interpretation

1.2   In the interpretation of this Agreement, the following provisions apply unless the context otherwise requires:

1.2.1   an expression importing a natural person includes any company, trust, partnership, joint venture, association, body corporate or Government Agency;

1.2.2   where a word or phrase is given a defined meaning another part of speech or other grammatical form in respect of that word or phrase has a corresponding meaning;

1.2.3   a word which indicates the singular also indicates the plural, a word which indicates the plural also indicates the singular, and a reference to any gender also indicates any other gender;

1.2.4   a reference to the word 'include' or 'including' is to be interpreted without limitation;

1.2.5   a reference to a party, clause, part, schedule, annexure or attachment is a reference to a party, clause, part, schedule, annexure or attachment of or to this Agreement;

1.2.6   a reference to any document or agreement is to that document or agreement as amended, novated, supplemented or replaced;

1.2.7   the schedules, exhibits and attachments form part of this Agreement;

1.2.8   headings are inserted for convenience only and do not affect the interpretation of this Agreement; and

1.2.9   a reference to any law, legislation or legislative provision includes any statutory modification, amendment or re-enactment, and any subordinate legislation or regulations issued under that legislation or legislative provision, in either case whether before, on or after the date of this Agreement.

Business day; References to and calculations of time

1.3   In this Agreement, unless the context otherwise requires:

1.3.1   a reference to a business day means a day that is not a Saturday or Sunday or any other day on which banks in the PRC, Hong Kong, the Cayman Islands or the State of New York are required or authorized to be closed;

1.3.2   a reference to a time of day means that time of day in the PRC;

1.3.3   where a period of time is expressed to begin or end at, on or with a given day or the day of a given act or event, or to continue to or until such day, it must be calculated exclusive of that day; and

1.3.4   a term of this Agreement which has the effect of requiring anything to be done on or by a date which is not a business day must be interpreted as if it required it to be done on or by the next business day.

Knowledge

1.4   Where this Agreement makes reference to the knowledge or awareness of a party, or any similar reference, such knowledge or awareness will be taken to mean the knowledge, information and belief of the party, but will not include any deemed or imputed knowledge of the party.

1.5   Additionally, where any of the Seller Warranties is qualified by the expression 'so far as the Seller is aware' or 'to the best of the Seller's knowledge, information and belief' or 'to the knowledge of the Seller' or any similar expression, that statement is taken to mean that the Seller Warranty at issue is qualified by the knowledge, information and belief of the Seller's directors, the Ping An Directors and the Key Management Personnel.

2   SALE AND PURCHASE OF TRANSFERRED SHARES

Sale and purchase

2.1   Upon the terms and subject to the conditions contained herein, the Seller shall sell and transfer to the Buyer, and the Buyer shall purchase from the Seller, such number and type of Shares set forth under the heading Transferred Shares in Schedule 1 with all rights attached to them, free from all Security Interests (the **Transaction**, and the Shares to be transferred, the **Transferred Shares**).

2.2   The sale and purchase of all the Transferred Shares shall be completed simultaneously at Completion.

3   CONDITIONS PRECEDENT

Conditions Precedent

3.1   Completion is conditional on the following conditions being satisfied or waived pursuant to clause 3.6:

3.1.1   the representations and warranties of the Buyer contained in Schedule 3 (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all material respects as of the date hereof and at the Completion Date;

3.1.2   the Fundamental Warranties shall be true and correct as of the date hereof and at the Completion Date and the representations and warranties of the Seller contained in Schedule 4 (disregarding for this purpose any limitation or qualification by materiality) (other than the Fundamental Warranties) shall be true and correct in all material respects as of the date hereof and at the Completion Date;

3.1.3 the Buyer having performed or complied in all material respects with all agreements and covenants required by the Transaction Documents to be performed or complied with by it on or prior to the Completion;

3.1.4 the Seller having performed or complied in all material respects with all agreements and covenants required by the Transaction Documents to be performed or complied with by it on or prior to the Completion;

3.1.5 there being no injunction, order or decree of any nature of any court or Government Agency of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated by this Agreement;

3.1.6 all approvals or clearances applicable to or advisable for the consummation of the transactions contemplated by this Agreement in accordance with Antitrust Laws (the **Antitrust Approvals**) and all agreements not to consummate the transactions contemplated by this Agreement with any Government Agency entered into in accordance with this Agreement, will have expired, been terminated, or obtained, as applicable;

3.1.7 the Buyer shall have completed the ODI Filings;

3.1.8 all of the New Control Contracts shall have been duly executed and delivered by the parties thereto;

3.1.9 since the date of this Agreement, no Company Material Adverse Effect has occurred;

3.1.10 the Company shall have passed or adopted a resolution of the Board of the Company approving the resignation of the two (2) resigning Ping An Directors and the appointment of five (5) individuals nominated by the Buyer as notified by the Buyer to the Seller at least fifteen (15) business days before Completion (the **New Directors**) in accordance with the M&AA, provided that such resignation and the appointment of the New Directors shall become effective upon Completion; for the avoidance of doubt, one (1) and only one (1) of the Ping An Directors shall remain as director of the Company after Completion;

3.1.11 (i) the ADSs of the Company have remained listed and traded on the NYSE, and the Ordinary Shares of the Company have remained listed and traded on the Main Board of HKEX; (ii) the listing status of the Company on the NYSE and the HKEX has not been revoked, terminated or suspended; and (iii) the Company has remained a secondary listed company on the HKEX under the HK Listing Rules; and

3.1.12 each Material Business Permit is valid and in full force and effect and no suspension or cancellation of any Material Busienss Permit is pending or, to the knowledge of the Seller, threatened as of the date of this Agreement and at the Completion Date.

Reasonable endeavours

3.2   The Seller must use all reasonable endeavours to satisfy or procure the satisfaction of the Conditions Precedent set out under clauses 3.1.2, 3.1.4, 3.1.5, 3.1.8, 3.1.9, 3.1.10, 3.1.11 and 3.1.12 as soon as practicable after the date of this Agreement and, in any event, before 5:00 p.m. on the End Date.

3.3   The Buyer must use all reasonable endeavours to satisfy or procure the satisfaction of the Conditions Precedent set out under clauses 3.1.1, 3.1.3, 3.1.5, 3.1.6, 3.1.7 and 3.1.8 as soon as practicable after the date of this Agreement and, in any event, before 5:00 p.m. on the End Date, provided that, notwithstanding any other provision in this Agreement to the contrary, nothing in this Agreement shall be required to cause the Buyer, its Affiliates or any Group Company) to (i) agree to the sale, license, divestiture, hold separate or other disposition of any assets, businesses or product lines of the Buyer, any of the Buyer's Affiliates or any Group Company; (ii) agree to or accept any Burdensome Condition or other Condition; or (iii) litigate or otherwise commence any legal action in respect of any judgment, order or decision of any Government Agency.

Extension of End Date

3.4   If, by the Initial End Date, (i) any formal applications for obtaining the Antitrust Approvals and the ODI Filings have been submitted to the relevant competent Government Agencies, and (ii) any of the Conditions Precedent set forth under clause 3.1.6 or clause 3.1.7 is not satisfied, either party shall have the right to unilaterally extend the End Date for a period of three (3) months from the Initial End Date by giving written notice to the other party. In the event that upon the expiration of the End Date extended pursuant to the preceding sentence and any of the Conditions Precedent set forth under clause 3.1.6 or clause 3.1.7 remains unsatisfied, the parties shall discuss in good faith to agree on a reasonable further extension of the End Date.

Notification relating to Conditions Precedent

3.5   Each party shall, after becoming aware of the satisfaction of a Condition Precedent that it is responsible to satisfy pursuant to clauses 3.2 and 3.3, immediately notify the other party of the satisfaction of such Condition Precedent and provide the other party with reasonable evidence that such Condition Precedent has been satisfied. Each party shall keep the other party reasonably informed of any fact, matter or circumstance of which it becomes aware that may result in a Condition Precedent not being satisfied or not being satisfied by 5:00 p.m. on the End Date.

Benefit of Conditions Precedent and waiver

3.6   The Conditions Precedent set out in clauses 3.1.1 and 3.1.3 are for the benefit of the Seller and may be waived by the Seller by written notice to the Buyer at any time on or before the End Date. The Conditions Precedent set out in clauses 3.1.2, 3.1.4, 3.1.8, 3.1.9, 3.1.10, 3.1.11 and 3.1.12 are for the benefit of the Buyer and may be waived by the Buyer by written notice to the Seller at any time on or before the End Date. The Conditions Precedent set out in clauses 3.1.5, 3.1.6 and 3.1.7 may not be waived.

3.7   Any waiver pursuant to clause 3.6 must be in writing and will be irrevocable.

3.8   If any Condition Precedent has not been satisfied or waived in accordance with this Agreement by the End Date (as may be extended in accordance with clause 3.4), either party may terminate this Agreement with immediate effect by giving written notice to the other party, in which case clause 14 shall apply, provided that, if a Condition Precedent has not been satisfied as a result of a party's failure to comply with its obligations under clause 3.2 or 3.3, such party shall not be entitled to terminate this Agreement pursuant to this clause 3.8.

4   PURCHASE PRICE

Purchase Price

4.1   Subject to clause 4.2 and clause 6.15, the aggregate purchase price for all Transferred Shares shall be an amount in cash equal to the Purchase Price.

4.2   To the extent the Company declares, distributes or makes any dividend or distribution between the date of this Agreement and Completion (both inclusive), the Purchase Price shall be reduced and downward adjusted by the same amount of such dividend or distribution in respect of the Transferred Shares received or receivable by the Seller or its Affiliate. In the event that any conversion of values between USD and RMB shall be required for the purpose of this clause, the conversion shall be made pursuant to a USD:RMB exchange rate of 1:7.294.

4.3   In the event that the Purchase Price has been reduced or downward adjusted pursuant to clause 4.2 at Completion, the Buyer shall procure that the Company, after Completion, shall pay the Seller or its Affiliate (as applicable) such dividend or distribution that has been so reduced or downward adjusted from the Purchase Price but has not been paid to the Seller or its Affiliate (as applicable) by the Completion Date.

4.4   The Seller and the Buyer acknowledge and confirm that the Purchase Price as set forth herein has already reflected the deduction resulting from the cash dividends declared by the Company on November 6, 2024 in respect of the Transferred Shares which shall not be further deducted from the Purchase Price, and in the event that such cash dividends declared by the Company on November 6, 2024 in respect of the Transferred Shares have not been paid to the Seller or its Affiliates by Completion, the Buyer shall procure that the Company, after Completion, shall pay the Seller or its Affiliate (as applicable) such dividends.

5   PAYMENTS

Payment at Completion

5.1   At Completion, the Buyer shall pay the Purchase Price (as adjusted pursuant to clause 4.2 and clause 6.15, if applicable) to the Seller by wire transfer of immediately available funds in RMB (or CNH) to the bank account of the Seller which bank account shall be provided by the Seller to the Buyer no less than ten (10) business days prior to the Completion Date (the **Seller Bank Account**).

Payment at termination

5.2   If the Buyer terminates this Agreement prior to Completion pursuant to clause 14.1.4.1 (only to the extent that the breach leading to such termination (i) constitutes a Company Material Adverse Effect and (ii) does not arise from clause 6.9, 6.12 or 6.15), clause 14.1.4.2(i) or clause 14.1.4.3(i), the Seller shall pay to the Buyer an amount in cash equal to RMB1 billion (the **Seller Break Fee**). Any Seller Break Fee to be paid pursuant to this clause 5.2 shall be paid in cash by wire transfer to an account designated in writing by the Buyer five (5) business days following the termination of this Agreement. The Seller Break Fee, when and if payable, shall constitute liquidated damages and not a penalty and, notwithstanding anything herein to the contrary, shall be the sole and exclusive remedy of the Buyer after such termination of this Agreement. The Buyer shall not bring any Claim, against or otherwise seek remedies from, the Seller (other than for payment of the Seller Break Fee when payable hereunder), whether at equity or in law, for breach of contract, in tort or otherwise, in the event that this Agreement is terminated pursuant to clause 14.1.4.1 (only to the extent that the breach leading to such termination (i) constitutes a Company Material Adverse Effect and (ii) does not arise from clause 6.9, 6.12 or 6.15), clause 14.1.4.2(i) or clause 14.1.4.3(i). Any Claim by the Buyer or its Affiliates against the Seller in excess of the Seller Break Fee is hereby fully waived, released and forever discharged. Notwithstanding anything to the contrary in this Agreement, upon payment in full of the Seller Break Fee, if due, (i) the Seller shall not have any further liability or obligation to the Buyer or its Affiliates arising out of or in connection with this Agreement, the transactions hereunder (or the abandonment or termination thereof) or any matter forming the basis of such termination; (ii) under no circumstances will the Buyer be entitled to monetary damages hereunder (in the aggregate) other than, or in excess of the amount of, the Seller Break Fee; and (iii) the Buyer shall not, and shall cause its Representatives not to, seek to recover any monetary damages in excess of the Seller Break Fee against the Seller or its Affiliates.

5.3   If the Seller terminates this Agreement pursuant to clause 14.1.3.2(i) or clause 14.1.3.3(i), the Buyer shall pay to the Seller an amount in cash equal to RMB1 billion (the **Buyer Break Fee**). Any Buyer Break Fee to be paid pursuant to this clause 5.3 shall be paid in cash by wire transfer to an account designated in writing by the Seller five (5) business days following the termination of this Agreement. The Buyer Break Fee, when and if payable, shall constitute liquidated damages and not a penalty and, notwithstanding anything herein to the contrary, shall be the sole and exclusive remedy of the Seller after such termination of this Agreement. The Seller shall not bring any Claim, or otherwise seek remedies from, the Buyer (other than for payment of the Buyer Break Fee when payable hereunder), whether at equity or in law, for breach of contract, in tort or otherwise, in the event that this Agreement is terminated pursuant to clause 14.1.3.2(i) or clause 14.1.3.3(i). Any Claim by the Seller or its Affiliates against the Buyer in excess of the applicable Buyer Break Fee is hereby fully waived, released and forever discharged. Notwithstanding anything to the contrary in this Agreement, upon payment in full of the Buyer Break Fee, if due, (i) the Buyer shall not have any further liability or obligation to Seller or its Affiliates arising out of or in connection with this Agreement, the transactions hereunder (or the abandonment or termination thereof) or any matter forming the basis for such termination; (ii) under no circumstances will the Seller be entitled to monetary damages hereunder (in the aggregate) other than, or in excess of the amount of, the Buyer Break Fee; and (iii) the Seller shall not, and shall cause its Representatives not to, seek to recover any monetary damages in excess of the Buyer Break Fee against the Buyer or its Affiliates.

Post-Completion Payments at certain breach

5.4   If the Completion has occurred and (i) the Company fails to maintain the listing status of its ADSs or Ordinary Shares on the NYSE or the HKEX (as applicable) as a result of or in connection with any Seller Warranties under clause 3.9, clause 3.12 or clause 3.17 of Schedule 4 being untrue, inaccurate or misleading; or (ii) the Group substantially ceases to carry out the Business as a result of or in connection with (A) any Seller Warranties under clause 3.14 or clause 3.15 of Schedule 4 being untrue, inaccurate or misleading, (B) any order, sanctions, disciplinary, punitive or regulatory actions of any Government Agency issued, imposed or taken after Completion as a result of or in connection with any Seller Warranties being untrue, inaccurate or misleading, or (C) any order, sanctions, disciplinary, punitive or regulatory actions of any Government Agency issued, imposed or taken prior to Completion and not Disclosed to the Buyer at Completion, or (iii) there is any breach of the Seller's Warranties under clause 3.49 of Schedule 4, the Buyer shall, without prejudice to any other remedies available by law or hereunder, be entitled to receive an amount in cash equal to RMB100 million (the **Seller Warranty Breach Fee**) from the Seller within fifteen (15) business days after a Buyer Claim setting out the details of the Claim under this clause 5.4 is delivered to the Seller. Any Seller Warranty Breach Fee to be paid pursuant to this clause 5.4 shall be paid by the Seller in cash by wire transfer to an account designated in writing by the Buyer in the relevant Buyer Claim.

Late payments

5.5   All payments must be made by not later than 4:00 p.m. (PRC local time) on the due date for payment as sufficiently evidenced and satisfied by the provision of bank voucher MT 103 of such payment. Any payment tendered under this Agreement after 4:00 p.m. on any date will be deemed to have been made on the next succeeding business day after the date on which payment was tendered. If the deemed payment date is after the relevant due date for payment, then interest will accrue under clause 17.11 accordingly.

6   OBLIGATIONS BEFORE COMPLETION

Operation of Business

6.1   The Seller shall ensure that, from the date of this Agreement until Completion, each Group Company operates the business as a going concern and in the ordinary and normal course of business consistent with past practice. For the purpose of the preceding sentence, the Buyer shall not unilaterally replace any director or Key Management Personnel of the Company before Completion.

Negative covenants

6.2   From the date of this Agreement until Completion, without limiting clause 6.1, the Seller undertakes to procure that no Group Company shall undertake any of the following actions without the prior written consent of the Buyer in respect of such actions:

6.2.1   grant any Security Interest over any asset or property of any Group Company, unless in the ordinary and usual course of carrying out the Business consistent with past practice;

6.2.2   amend or permit the amendment of the M&AA or other governing or constitutional documents of any Group Company (except for the purpose of consummating the transactions contemplated under this Agreement);

6.2.3   undertake any reduction of share capital, share buy-back, stock exchange, repurchase, redemption, restructure or otherwise change the share capital of any Group Company, save for in accordance with any Incentive Plan duly adopted by the Company prior to the date of this Agreement;

6.2.4   take any action or refrain from taking any action which will or may result in the appointment of a liquidator, receiver, manager, administrator or other external controller to any Group Company or to any assets of such Group Company;

6.2.5   issue to any party any securities including, without limitation, options to acquire any shares in its capital, or enter into any pre-emptive rights, voting agreements or other similar arrangements, save for in accordance any Incentive Plan duly adopted by the Company prior to the date of this Agreement;

6.2.6   declare or pay any dividend or make distribution of profits of any Group Company, unless such dividend or distribution received or receivable by the Seller shall be deducted from the Purchase Price in accordance with clause 4.2;

6.2.7   acquire or dispose of, or agree to acquire or dispose of, (i) any asset or property of any Group Company having an individual market value in excess of RMB35 million; (ii) assets or properties of the Group having an aggregate market value in excess of RMB35 million; or (iii) assets which are required for the ordinary course of business of the relevant Group Company;

6.2.8 approve or undertake any merger, consolidation, amalgamation, spin-off, dissolution, winding-up, liquidation, cessation of business, restructuring or similar transaction or action with respect to any Group Company;

6.2.9 give, or agree to give, any guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another Person's obligation, unless in the ordinary and usual course of carrying out the Business consistent with past practice;

6.2.10 approve or make any change to the nature or main scope of the Business;

6.2.11 sale or otherwise dispose of, or agree to dispose of, a Material Subsidiary;

6.2.12 approve or undertake the entry into, amendment, termination, or granting consent or waiver under any Related Party Transactions after the date of this Agreement other than those permitted by this Agreement which, in aggregate, are with a value or involving consideration, expenditure or liabilities in excess of USD2 million; and

6.2.13 approve or adopt a new Incentive Plan, amend or terminate an existing Incentive Plan.

Permitted conduct

6.3 Notwithstanding clauses 6.1 and 6.2, any of the following actions and activities may be undertaken by the Seller or the Company (as the case may be) before Completion:

6.3.1 anything expressly approved by the Buyer in writing;

6.3.2 anything required to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or material damage to property), provided that the Seller shall inform the Buyer of the emergency or disaster and the actions taken by the Seller and/or any Group Company in respect thereof as soon as practicable; and

6.3.3 anything that is expressly required or permitted under this Agreement.

Share repurchase plan

6.4 From the date of this Agreement until Completion, the Seller shall notify the Buyer of and discuss with the Buyer in good faith to formulate or review any share redemption or repurchase plan to be announced and implemented by the Company for the purpose of demonstrating the Seller's confidence in the Company's business, perspectives, profitability, potentials or growth before such plan is adopted reasonably in advance and, to the extent that the Buyer agrees with the plan, use all reasonable efforts to procure the Company to adopt and implement such plan as permitted by the applicable Laws.

Report on fund investments

6.5 Following the date of this Agreement and no later than ten (10) business days before Completion, the Seller shall procure that the fund manager of the investment fund in which the

Company has invested has delivered to the Buyer a written report, setting out in reasonable details to the reasonably satisfaction of the Buyer: (i) the latest financials and operations of the fund, (ii) the status and performance of the Company's investments in the fund, and (iii) the step plan for the Company to exit from such fund and terminate its investments in the fund.

Related Party Transactions

6.6   After the date of this Agreement and before Completion, the Seller shall notify the Buyer of each Related Party Transaction which is entered into or agreed to after the date of this Agreement before such Related Party Transaction has been entered into or agreed to and provide the Buyer with such information that the Buyer may reasonably request to review and assess such Related Party Transaction.

ODI Filings

6.7   Subject to clause 3.3, the Buyer shall:

6.7.1   no later than 30 business days following the date of this Agreement, commence its discussions or consultation with the MOFCOM in respect of an application for an Overseas Investment Certificate for Enterprises with the MOFCOM;

6.7.2   no later than 30 business days following the date of this Agreement, commence its discussions or consultation with the NDRC in respect of an application for a Notification of Record-Filing with the NDRC; and

6.7.3   if applicable, no later than 30 business days following the receipt of (a) the Overseas Investment Certificate for Enterprises, (b) the Notification of Record-Filing, (c) Antitrust Approval from the applicable Government Agency of the PRC, and (d) if applicable, any other consents or approvals from any Government Agency as may be requested by the relevant bank or SAFE, submit an application for foreign exchange registration with a relevant bank authorized by SAFE.

6.8   No later than ten (10) business days prior to the formal submission of the application documents to the relevant Government Agencies set out under clause 6.7, the Buyer provide drafts of such application documents to the Seller for review and comment. The Buyer shall consult with the Seller in good faith and incorporate into such application documents any reasonable comments made by the Seller, provided that the Seller shall provide such reasonable comments to the Buyer within a reasonable period of time.

6.9   The Seller shall use all reasonable efforts (including using reasonable efforts to procure the Company) to assist, and otherwise cooperate with, the Buyer to complete the ODI Filings.

Antitrust Filings

6.10   Subject to clause 3.3, to the extent required under any applicable Laws of any country that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (the **Antitrust Laws**), each party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, with the Buyer and the Seller bearing the costs and expenses thereof in equal portions, with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable following the date of this Agreement, and to supply any additional information and documentary material that may be reasonably requested by the competent Government Agency pursuant to Antitrust Laws.

6.11 No later than ten (10) business days prior to the formal submission of any documents to the relevant Government Agencies as required by the Antitrust Laws in accordance with clause 6.10, the Buyer shall provide drafts of such documents to the Seller for review and comment. The Buyer shall consult with the Seller in good faith and incorporate any reasonable comments made by the Seller, provided that the Seller shall provide such reasonable comments to the Buyer within a reasonable period of time.

6.12 The Seller shall use all reasonable efforts (including using reasonable efforts to procure the Company) to assist, and otherwise cooperate with, the Buyer to obtain the Antitrust Approvals, including without limitation, providing necessary or desirable information to the Buyer as soon as reasonably practicable after the Seller's receipt of such request from the Buyer (acting reasonably).

Burdensome Condition

6.13 Notwithstanding anything herein to the contrary, neither the Buyer nor the Seller shall be obligated to or agree to take or refrain from taking nor shall any Group Company be required to or agree to take or refrain from taking, any action, or to permit or suffer to exist any restriction, condition, limitation or requirement (a **Condition**) which, individually or together with all other such Conditions imposed by any Government Agency in connection with the Transaction that (i) would or would reasonably be expected to have a Company Material Adverse Effect, or (ii) require the Buyer, the Seller, any Group Company or any of their respective Affiliates to or agree to sell, license, divesture, or otherwise dispose of, or hold separate, (A) any equity interest in any Group Company or any assets thereof or (B) any other entities, assets, businesses or product lines thereof, or (iii) would involve any Condition being imposed on or applied to the Buyer or Seller or their respective Affiliates (other than the Group Companies) (any such actions, restrictions, conditions, limitations or requirements, a **Burdensome Condition**).

6.14 In the event that any Condition is proposed or required to be imposed by a Government Agency as a condition precedent for such Government Agency to grant an Antitrust Approval that does not constitute and would not result in a Burdensome Condition, the Seller and the Buyer shall discuss such Condition in good faith, including exchanging and reviewing their respective views as to the potential implications and acceptability of such Condition and potential approaches that would avoid such Condition being imposed and considering potential means with the view to satisfying such Condition, provided that no party shall be obliged to accept or agree to such Condition.

Warranty and Indemnity insurance

6.15 After the date of this Agreement, the Buyer and Seller will cooperate with each other and jointly seek to obtain buy-side warranty and indemnity insurance in respect of the Transaction (the **W&I Insurance**). In the event that the W&I Insurance has been obtained by the Buyer and Seller on terms that are acceptable to both the Buyer and the Seller before Completion, the Purchase Price shall be reduced and downward adjusted by the same amount of the aggregate costs and expenses incurred by the Buyer for obtaining such W&I Insurance (including premiums, commissions, brokerage fees and other advisors' fees), provided that the amount to be reduced or downward adjusted from the Purchase Price pursuant to this clause 6.15 shall not exceed RMB50 million. In the event that the W&I Insurance is not obtained by the Buyer and Seller on terms acceptable to both the Seller and the Buyer before the date on which the last Condition Precedent is satisfied or waived, the Seller shall procure that Ping An Capital Co., Ltd. shall execute and deliver such necessary documents by way of a joinder agreement or otherwise before Completion to become a party to this Agreement to be liable for the obligations and liabilities of the Seller under this Agreement to the extent the Seller is unable or fails to discharge and satisfy, failing which the Buyer is entitled not to proceed to Completion with any liabilities under the Transaction Documents. In the event that neither the W&I Insurance is obtained nor is Ping An Capital Co., Ltd. a party to this Agreement by the End Date (as may be extended in accordance with clause 3.4), either party may terminate this Agreement with immediate effect by giving written notice to the other party, in which case clause 14 shall apply.

Seals

6.16 The Seller shall cause that, by Completion, the common seal (if applicable) and other seals of the Company and the seals of other Group Companies are delivered by the Company to the Group Companies designated by the Buyer and maintained by such Group Companies.

7 COMPLETION

Date and place for Completion

7.1 Completion must take place on the Completion Date at 9:00 a.m. (PRC local time) remotely via the exchange of documents and signatures, or at such other time, date or place agreed by the parties.

7.2 All matters expressed to be effective at or from Completion or to occur at Completion will be effective at or from, or occur at, the Effective Time, and all obligations applying until Completion will apply until the Effective Time.

Obligations at Completion

7.3 The Seller and the Buyer must each fulfil their obligations at Completion as set out in Schedule 2.

7.4 If the Completion does not take place on the Completion Date because the Seller fails to comply with any of its obligations under Schedule 2 of this Agreement (whether such failure by the Seller amounts to a material breach or not), the Buyer may by notice to the Seller proceed to Completion to the extent reasonably practicable, postpone Completion to a date not later than the End Date or terminate this Agreement pursuant to clause 14.1.4.2. If the Completion does not take place on the Completion Date because the Buyer fails to comply with any of its obligations under Schedule 2 of this Agreement (whether such failure by the Buyer amounts to a material breach or not), the Seller may by notice to the Buyer proceed to Completion to the extent reasonably practicable, postpone Completion to a date not later than the End Date or terminate this Agreement pursuant to clause 14.1.3.2.

8 SELLER'S OBLIGATIONS AFTER COMPLETION

Post-Completion filings

8.1 After Completion, the Seller shall, and shall procure its Affiliates to, provide all necessary assistance to the Buyer in attending to all necessary filings and registrations with the competent Government Agencies in relation to the Transaction within the time prescribed by the applicable Laws, including without limitation the filings with the SAMR in connection with the change of (i) the nominee shareholders; and (ii) directors, supervisors, general manager and legal representatives, of the Group Companies, relevant operating entities or variable interest entities and the performance of the New Control Contracts and the relevant Company Public Filings in connection with the Transaction.

Related Party Transactions

8.2 After Completion, the Seller shall and shall procure its Affiliates to amend or cooperate to amend the terms and conditions of the Related Party Transactions between the Seller or any Seller's Affiliate on the one hand and any Group Company on the other hand based on arms' length terms which are no less favourable to the relevant Group Company than those terms and conditions appliable to such Related Party Transactions as of the date of this Agreement, or maintain or terminate such Related Party Transactions if so required by the Buyer.

D&O insurance policies

8.3 The Seller agrees to procure that the D&O insurance policies maintained by the Company as of the date of this Agreement remain to be in full force and effect pursuant to the terms thereof after Completion and any consent or waiver required from any of the Seller's Affiliates thereunder in respect of the transactions contemplated by this Agreement shall not be withheld, delayed or conditioned.

9 BUYER WARRANTIES

Buyer Warranties

9.1 The Buyer warrants to the Seller as at the date of this Agreement and as at Completion that the Buyer Warranties in the terms set out in Schedule 3 are true, accurate and not misleading, and in each case, by reference to the facts and circumstances as at the date on which such statement is made.

9.2 Each of the Buyer Warranties is separate and independent and, except as expressly provided to the contrary in this Agreement, is not limited by reference to any other Buyer Warranty.

10 SELLER WARRANTIES

Seller Warranties

10.1 The Seller warrants to the Buyer as at the date of this Agreement and as at Completion that the Seller Warranties in the terms set out in Schedule 4 are true, accurate and not misleading, and in each case, by reference to the facts and circumstances as at the date on which such statement is made.

10.2 Each of the Seller Warranties is separate and independent and, except as expressly provided to the contrary in this Agreement, is not limited by reference to any other Seller Warranty.

11 INDEMNITIES

Indemnities

11.1 Provided that Completion has occurred, the Seller shall indemnify and hold harmless the Buyer, the Buyer's Affiliates, each Group Company, and its and their respective directors, officers, members, equity holders and successors (each, an **Indemnified Party**), and keep each Indemnified Party indemnified, on demand against each Loss suffered or incurred, directly or indirectly, by such Indemnified Party as a result of or which arises out of or in connection with any of the following matters:

    11.1.1 any breach of any of the Seller Warranties; and

    11.1.2 any breach by the Seller of any undertaking, covenant, agreement or provision contained in this Agreement other than the Seller Warranties.

For the avoidance of doubt, the Indemnified Party shall be entitled to bring a claim under clause11.1.2, notwithstanding any disclosures in the Disclosure Letter relating to any matter specified in clause 11.1.

Indemnification of costs

11.2 The Seller shall indemnity and hold harmless the Indemnified Party, and keep the Indemnified Party indemnified, on demand against each Loss which such Indemnified Party incurs arising, directly or indirectly, out of the settlement of any indemnification claim against the Seller or the enforcement of a settlement, and legal proceedings against the Seller in respect of an indemnification claim in which judgment is given for the Indemnified Party or the enforcement of the judgment.

12 LIMITATIONS ON SELLER WARRANTIES AND BUYER CLAIMS

Buyer's acknowledgments

12.1 The Parties acknowledge and agree that:

12.1.1 the Seller Warranties are the only warranties given by or on behalf of each Seller or any of its Representatives on which the Buyer may rely in entering into this Agreement, and that no representation, warranty or other assurance made by or on behalf of any Seller or any Representative of such Seller may form the basis of any Buyer Warranty Claim under or in connection with this Agreement unless expressly included in the Seller Warranties;

12.1.2 each of the Seller Warranties is given subject to any matter Disclosed by any Seller or any of the Seller's Representatives to the Buyer or any of its Representatives before the date of this Agreement, and the Buyer has made and relies upon its own searches, investigations, enquiries and evaluations in respect of the Company;

12.1.3 nothing in this clause 12 shall have the effect of limiting, restricting or excluding any liability of the Seller arising as a result of any fraud;

12.1.4 notwithstanding any other term or provision of this Agreement, the Buyer is not entitled to make any Buyer Claim for or in respect of any indirect or consequential loss or damage, including loss of profits or loss of opportunity, in any circumstances whatsoever but excluding deamination of value; and

Forecasts

12.2 The Buyer acknowledges and agrees that it may not make any Buyer Claim solely arising out of or in connection with any Forecast it has received from the Sellers or Seller's Representatives. The Buyer takes full responsibility for making its own evaluation of the adequacy and accuracy of any Forecast provided to it by the Sellers or Seller's Representatives and understands fully and accepts the inherent uncertainties involved in the making of such Forecasts.

12.3 For the purposes of clause 12.2, **Forecast** means any form or type of opinion, prediction, projection, estimate, budget information, business plan, or information on the future financial performance, development or prospects of the Business or the Company.

No ability to make Buyer Claim in certain circumstances

12.4 The Buyer is not entitled to make any Buyer Claim:

12.4.1 where, at the time of entering into this Agreement, the Buyer was aware of any matter or thing inconsistent with, or constituting a breach of, the relevant Seller Warranty or Seller Warranties;

12.4.2 to the extent that the Buyer Claim is solely attributable to anything done or not done after Completion as instructed by the Buyer;

12.4.3 to the extent that the Loss is remediable or curable, and that Loss is remedied or cured to the reasonable satisfaction of the Buyer within twenty (20) business days of the Seller receiving written notice of the Buyer Claim in accordance with clause 13;

12.4.4 which arises as a result of applicable Laws which come into force after the Completion Date and which are retrospective in effect;

12.4.5 if and only to the extent that the Buyer Claim arises from a change to the accounting bases upon which the assets of the Company are valued after Completion;

12.4.6 if and only to the extent that a provision, reserve or allowance for the matter or liability, which would otherwise give rise to the Buyer Claim has been made, explicitly taken account of or reflected in the Financial Statements;

12.4.7 if and only to the extent that the Buyer Claim arises solely as a result of the Tax effect of the acquisition structure adopted by the Buyer, or as a result of any action taken by the Buyer or the Company or any Affiliates of the Buyer or the Company on or at any time after Completion including, but not limited to the creation of any consolidated Tax group;

12.4.8 if and only to the extent that the Buyer or the Company has recovered damages or otherwise obtained reimbursement or restitution in respect of the same breach; or

12.4.9 against any current or former director, officer or employee of each Seller, or of the Company (each such person an **Officer**) in respect of any matter arising in connection with this Agreement or any transaction contemplated by this Agreement, save for in respect of fraud or wilful misconduct of such Officers.

12.4.10 in respect of any Loss or amount to the extent that that Loss or amount:

12.4.10.1 is a contingent Loss, unless and until the Loss becomes an actual Loss and is due and payable;

12.4.10.2 could only have been avoided by a Seller breaching its obligations at law or under this Agreement; or

12.4.10.3 arises out of the cessation or alteration of the Business after Completion not as a result of breach of this Agreement by the Seller.

Maximum liability amount

12.5 The aggregate liability of the Sellers shall not exceed:

12.5.1 100% of the Purchase Price, in respect of a Buyer Claim against a breach of the Fundamental Warranties; and

12.5.2   30% of the Purchase Price, in respect of a Buyer Claim against a breach of the Business Warranties.

Basket Threshold

12.6   The Sellers shall not be liable for any Buyer Claim in respect of any Seller Warranty, unless and until the total liability of the Sellers in respect of all Buyer Claims (as determined without taking into account any legal and other expenses or any interest or costs) in aggregate exceeds 0.5% of the Purchase Price, in which case the Seller shall be liable for the Buyer Claims for the whole of such aggregate amount and not merely the excess.

Limitation periods

12.7   Subject to clause 12.8, no Seller is liable for a Buyer Claim in respect of any Seller Warranty unless the Buyer notifies the Seller in writing:

12.7.1   in respect of a Buyer Claim against a breach of the Fundamental Warranties, by the date falling three (3) years after the Completion Date;

12.7.2   in respect of a Buyer Claim against a breach of the Business Warranties, by the date falling eighteen (18) months after the Completion; or

12.7.3   in respect of a Buyer Claim against a breach of the Tax Warranties, the date falling five (5) years after the Completion Date.

Mitigation obligations

12.8   The Buyer shall use its reasonable efforts to mitigate any Loss that gives arise to a Buyer Claim to the extent required by applicable Laws.

Recovery under other rights and reimbursement

12.9   Where the Buyer recovers or is compensated for a Loss giving rise to a Buyer Claim by any other means after the Seller has made a payment in respect of that Buyer Claim, the Buyer must pay to the Seller the lesser of the amount of the Loss that was recovered or compensated for and the amount paid by such Seller in respect of the applicable Buyer Claim.

Buyer Benefits

12.10   In assessing any Loss recoverable by the Buyer as a result of any Buyer Claim, (a) any Tax benefit realized by the Buyer as a result of the matter that gives rise to the Buyer Claim shall be deducted from the amount of such Loss; and (b) any Tax liability incurred by Buyer as a result of any payment or proceeds received under the Buyer Claim shall not be considered, unless such Tax liability is directly attributable to the Seller's breach of this Agreement or the payment or proceeds received under the Buyer Claim as a result thereof, in which case such Tax liability shall be added to the amount of such Loss. For the avoidance of doubt, in the event that the Buyer claims to add to the amount of Loss any Tax liability that is directly attributable to the Seller's breach of this Agreement or the payment or proceeds received under the Buyer Claim as a result thereof, the Buyer shall provide the Seller with written evidence, including relevant Tax filings, substantiating the amount and realization of any Tax liability claimed under this clause. For the avoidance of doubt, a Tax benefit accruing to the Buyer arises where, as a result of the matter giving rise to the Buyer Claim, the Buyer is relieved in whole or in part of a liability to make a payment of Tax which it would otherwise have been liable to make or obtains a Tax relief which would not otherwise have been available to the Buyer).

Remedies available to the Buyer

12.11 No Seller has any liability to the Buyer in connection with the purchase of the Transferred Shares or resulting from or implied by conduct made in the course of communications or negotiations in respect of the purchase of the Transferred Shares or the matters the subject of this Agreement under a Buyer Claim unless the Buyer Claim may be made under the terms of the Transaction Documents or arises out of a statutory right or other claim which cannot be excluded by contract.

12.12 The Buyer:

12.12.1 must not make a Claim which the Buyer would not be entitled to make under this Agreement or which is otherwise inconsistent with the Buyer's entitlement to make a Claim under this Agreement, against any Officer of each Seller; and

12.12.2 waives all rights and claims that it may have against any Officer of any Seller in respect of all matters arising out of the negotiations for and subject matter of this Agreement and the sale of the Transferred Shares.

12.13 The benefit conferred by clause 12.12 is held by each Seller on trust for each Officer.

Independent limitations

12.14 Each qualification and limitation in this clause 12 is to be construed independently of the others and is not limited by any other qualification or limitation.

13 PROCEDURES FOR CLAIMS

Notice of Claims

13.1 The Buyer must notify the Seller:

13.1.1 as soon as reasonably practicable after it decides to make a Buyer Claim against any Seller; or

13.1.2 within twenty (20) business days of receiving a Third Party Claim which gives rise to a Buyer Claim against the Seller.

13.2 The Buyer shall, to the extent practicable, include in any notice given under clause 13.1 (the **Claim Notice**):

13.2.1 all material details then known to the Buyer of the Buyer Claim or the Third Party Claim including the events, matters or circumstances giving rise to the Buyer Claim or the Third Party Claim (if available); and

13.2.2 if available, a copy or extract of any part of a Demand identifying the liability or amount, or other evidence of the amount, relating to the Buyer Claim or the Third Party Claim.

Third Party Claims

13.3 The Buyer shall provide to the Seller reasonable access to premises and personnel and to relevant assets, documents and records within the power or control of the Buyer, during normal working hours and on reasonable advance notice, for the purposes of investigating the Third

Party Claim on such undertaking as to confidentiality as the Buyer may reasonably require being given and the Seller (at its cost) may take copies of such documents or records, and photograph the premises or assets.

13.4 The Buyer shall procure that the entity conducting the defence of the Third Party Claim shall act in good faith and (X) keep the Seller reasonably informed with respect to the status of such Third Party Claim, (Y) provide the Seller with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim and (Z) not settle or compromise the Third Party Claim without the prior consent from the Seller to the extent that such settlement or compromise will have an adverse impact on the Seller's liabilities in respect of a Buyer Claim arising from such Third Party Claim, and the Seller shall not be liable to the Buyer hereunder with respect to any compromise or settlement of Third-Party Claims effected without its consent (such consent shall not be unreasonably withheld, delayed or conditioned).

13.5 If so reasonably requested by the Seller, the Buyer shall provide the Seller with such assistance reasonably requested by the Seller in writing in relation to the Third Party Claim including providing access to witnesses, providing access to documentary and other evidence relevant to the Third Party Claim, providing access to the personnel, premises and assets of the Company and allowing the Seller and its legal advisers to, during normal business hours, inspect and take copies of all, to the extent permitted by applicable Laws and necessary for assessing the Third Party Claim, the relevant books, records, files and documents of the Company. The Buyer, the Sellers and the Seller shall use reasonable efforts to avoid disclosure or production of any Confidential Information, and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

14 TERMINATION OF AGREEMENT

Termination

14.1 This Agreement may be terminated with immediate effect at any time:

14.1.1 by either party pursuant to clause 3.8; or

14.1.2 by written agreement to that effect by the Seller and the Buyer;

14.1.3 by the Seller:

14.1.3.1 if the Buyer fails to perform and comply, in any material respect, with its obligations under this Agreement (other than clause 9.1) to be performed and complied with in the period before Completion;

14.1.3.2 if the Buyer (i) fails to perform any of its obligations under paragraph 2.1.1 and 2.1.2 of Schedule 2, or (ii) fails to perform any of its obligations required to be performed at Completion; or

14.1.3.3 if there is (i) any breach of clause 9.1 in respect of any Buyer Fundamental Warranties or (ii) any material breach of clause 9.1 in respect of any of the Buyer Warranties (other than the Buyer Fundamental Warranties),

and in the cases of clauses 14.1.3.1 and 14.1.3.3, only where the Buyer does not remedy any such failure within thirty (30) business days of the Seller giving the Buyer written notice setting out details of the breach;

14.1.4   by the Buyer:

      14.1.4.1   if the Seller fails to perform and comply, in any material respect, with its obligations under this Agreement (other than clause 10.1) to be performed and complied with in the period before Completion;

      14.1.4.2   if the Seller (i) fails to perform any of its obligations under paragraph 1.1.1, 1.1.4, and 1.1.7 of Schedule 2, or (ii) fails to perform any of its other obligations required to be performed at Completion; or

      14.1.4.3   if there is (i) any breach of clause 10.1 in respect of any Fundamental Warranties or (ii) any material breach of clause 10.1 in respect of any of the Seller Warranties (other than the Fundamental Warranties),

      and in the cases of clauses 14.1.4.1 and 14.1.4.3, only where the Seller does not remedy any such failure within thirty (30) business days of the Buyer giving the Seller written notice setting out details of the breach;

14.1.5   pursuant to clause 6.15.

Alternative to termination

14.2   As an alternative to termination pursuant to clause 14.1, a non-breaching party may choose to proceed for specific performance of the other party's obligations under this Agreement and may seek damages for default notwithstanding that Completion subsequently takes place.

Rights not limited

14.3   Subject to clauses 5.2 and 5.3, termination of this Agreement by any party in accordance with this clause 14 will not limit or affect any accrued rights of a party arising from any breach of this Agreement by another party before termination, including where such breach is the basis for termination by the other party.

Survival

14.4   Clause 1, and clauses 14 through 18 (inclusive) continue to apply after termination of this Agreement.

15   **CONFIDENTIALITY**

Confidential Information

15.1   Subject to clause 15.3, each party acknowledges that the terms of this Agreement, the existence of this Agreement, the fact that this Agreement has been entered into and all information and material disclosed or provided in the course of communications or negotiations in connection with the Transaction is confidential.

Parties must maintain confidentiality

15.2   Each party agrees to maintain the confidentiality of the matters referred to in clause 15.1 and Confidential Information provided to it and not use Confidential Information for any purpose other than that for which it has been provided; provided that the preceding sentence shall not apply to the Buyer after Completion save that the Buyer shall maintain the confidentiality of the confidential information provided to it in respect of the Seller or the Seller's Affiliates (excluding the Group Companies) after Completion and not use such confidential information for any purpose other than for which it has been provided.

Permitted disclosures

15.3   Notwithstanding clauses 15.1 and 15.2, and subject to clause 15.4, a party may disclose information where such disclosure:

   15.3.1   has been expressly consented to by the other parties or is specifically contemplated and permitted by this Agreement;

   15.3.2   is made to a Representative of a party or to another person who must know it for the purposes of the Transaction on the basis that the Representative or other person to whom the information is disclosed is bound by obligations of confidentiality no less onerous than those imposed on the parties to this Agreement and keeps the information confidential;

   15.3.3   is to that party's financiers or intended financiers in relation to the provision of finance for completion of the Transaction; or

   15.3.4   is required by applicable Laws or a regulatory body (including a listing authority or stock exchange), court or governmental or administrative authority.

Required disclosures

15.4   Where a party is permitted or required to make any disclosure in accordance with clause 15.3, the party permitted or required to make that disclosure must, before doing so:

   15.4.1   notify the other parties of the proposed disclosure or announcement;

   15.4.2   coordinate and consult with the other parties in relation to the timing and content of the disclosure; and

   15.4.3   to the extent permitted by applicable Laws, to comply with any reasonable request by the other parties concerning the proposed disclosure.

Press Release

15.5   Without prejudice to the provisions of this clause 15, from the date of this Agreement until Completion:

   15.5.1   if any party or its Affiliate plans or intends to make or publish any announcement, circular, press release or public statement (each, a **Press Release**) in relation to the Transaction, such party must coordinate and consult with the other party in relation to the timing and content of such Press Release and must not make or publish such Press Release without the prior written consent of the other party; and

   15.5.2   the Seller shall procure the Company to submit any proposed announcement, circular, press release or public statement to be made by the Company in relation to the Transaction on the website of SEC or HKEX or otherwise for the review and comment by the Buyer, and the Seller shall procure the Company not to make any announcement, circular, press release or public statement in relation to the Transaction without the prior written consent of the Buyer.

15.6   Seller shall procure that the Seller, its Affiliates and each member of Ping An Group shall not do anything or make any public comment which is harmful to the reputation or goodwill of any Group Company after the date of this Agreement.

Notification of breach

15.7   If a party becomes aware of a breach of any of the obligations set out in this clause 15, that party will immediately notify the other parties.

16   NOTICES

Notices only by authorised signatories

16.1   Any notice or communication given or made by a party in connection with this Agreement must be executed by that party or signed by an authorised signatory of that party. A person is an authorised signatory if he or she is a director or officer of the relevant party, or if he or she is authorised in writing by that party. Any notice sent by email is taken to be signed by the named sender.

Giving notices

16.2   Any notice or communication given to a party under this Agreement is only given if it is in writing, in English or Chinese, and sent in one of the following ways:

16.2.1   delivered or posted to that party at its address set out in Schedule 5; or

16.2.2   emailed to that party at its email address set out in Schedule 5.

Change of address or email address

16.3   If a party gives the other party three (3) business days' notice of a change of its address or email address, any notice or communication is only given by that other party if it is delivered or posted to the latest address or email address.

Time notice is given

16.4   Any notice or communication is to be treated as given at the following time:

16.4.1   if it is delivered, when it is left at the relevant address;

16.4.2   if it is sent by post, two (2) (or, in the case of a notice or communication posted to another country, five (5)) business days after it is posted; or

16.4.3   if it is sent by email, provided no automated message is received stating that the email has not been delivered, three (3) hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent.

16.5   However, if any notice or communication is given on a day that is not a business day, or after 5:00 p.m., in the place of the party to whom it is sent, it will be treated as having been given at the beginning of the next business day in that place.

Copies of notices

16.6   A failure to provide a copy of any notice or communication to a person where required under this Agreement does not affect the delivery of a notice or communication under this clause 16.

17   MISCELLANEOUS

Approvals and consents

17.1   Unless this Agreement expressly provides otherwise, a party may give or withhold an approval or consent in that party's absolute discretion and subject to any conditions determined by the party. A party is not obliged to give its reasons for giving or withholding a consent or approval or for giving a consent or approval subject to conditions. Where this Agreement refers to a matter being to the 'satisfaction' of a party, this means to the satisfaction of that party in its absolute discretion.

Assignment

17.2   A party must not assign, novate or transfer any of its rights or obligations under this Agreement or attempt to do so without the prior written consent of all the other parties.

Third Party Rights

17.3   Unless this Agreement expressly provides otherwise, this Agreement is made for the benefit of the parties and their successors and is not intended to benefit any other person, and no other person shall have any right to enforce any of its terms.

Costs

17.4   Unless this Agreement expressly provides otherwise, each party must pay its own costs and expenses in relation to preparing, negotiating, executing and completing this Agreement and any document related to this Agreement.

Taxes

17.5   The Seller and the Buyer shall bear its own stamp duty payable in the PRC in connection with the transfer of the Transferred Shares under this Agreement. Unless this Agreement expressly provides otherwise, each of the parties shall be responsible for its own Tax liabilities arising from the transfer of the Transferred Shares under this Agreement.

Effect of Completion

17.6   Unless this Agreement expressly provides otherwise, each obligation and undertaking set out in this Agreement which is not fully performed at Completion will continue in full force and effect after Completion.

Execution of separate documents

17.7   This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same agreement. Any party may enter into this Agreement by signing any such counterpart (which may include counterparts delivered electronically) and each counterpart shall be as valid and effectual as if executed as an original.

Exercise of rights

17.8   A party may exercise a right, power or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power or remedy by a party does not prevent a further exercise of that or of any other right, power or remedy and failure by a party to exercise, or delay by a party in exercising, a right, power or remedy does not prevent its exercise. Except where expressly stated to the contrary in this Agreement, the rights of a party under this Agreement are cumulative and are in addition to any other rights available to that party whether those rights are provided for under this Agreement or by law.

Further acts

17.9   Each of the parties agrees to perform (or procure the performance of) all such acts and things and/or to execute and deliver (or procure the execution and delivery of) all such documents, as may be required by law or as may be necessary or requested by the other Party for giving full effect to and giving the other party the full benefit of this Agreement and the transactions contemplated hereunder.

Indemnities

17.10   Unless this Agreement expressly provides otherwise, the indemnities contained in this Agreement are continuing, separate and independent obligations of the parties from their other obligations, survive the termination of this Agreement and are absolute and unconditional and unaffected by anything which otherwise might have the effect of prejudicing, releasing, discharging or affecting the liability of the party giving the indemnity.

Interest

17.11   If any sum due for payment under this Agreement by a party is not paid on the due date, the party in default must pay, if demand is made, interest on that sum from, but excluding the due date until, and including, the date of actual payment. The interest payable will be calculated at the rate per annum which is the Interest Rate on the date on which the payment was due, calculated daily. The right to require payment of interest under this clause 17.11 is without prejudice to any other rights the non-defaulting party may have against the defaulting party at law or in equity.

No adverse construction

17.12   No term or condition of this Agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this Agreement or that provision.

Severability

17.13   Each provision of this Agreement is individually severable. If any provision is or becomes illegal, unenforceable or invalid in any jurisdiction, it is to be treated as being severed from this Agreement in the relevant jurisdiction, but the rest of this Agreement will not be affected. The legality, validity and enforceability of the provision in any other jurisdiction will not be affected.

Time of essence

17.14   Time is of the essence for the performance by each party of its obligations under this Agreement.

Variation

17.15   No variation of this Agreement will be of any force or effect unless it is in writing and signed by each party to this Agreement.

Waiver

17.16   A waiver of any right, power or remedy under this Agreement must be in writing signed by the party granting it. A waiver only affects the particular obligation or breach for which it is given. It is not an implied waiver of any other obligation or breach or an implied waiver of that obligation or breach on any other occasion. The fact that a party fails to do, or delays in doing, something the party is entitled to do under this Agreement does not amount to a waiver.

Language

17.17   This Agreement is written in English only. In the event that any other language version of this Agreement is prepared, such version shall be for reference purposes only and shall not have any legal effect.

18   GOVERNING LAW AND DISPUTE RESOLUTION

Governing law

18.1   This Agreement and any non-contractual obligations arising out of or in connection with it is governed by and shall be construed in accordance with the laws of Hong Kong.

Dispute negotiation

18.2   In the event of any dispute, controversy or claim arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and any dispute relating to any non-contractual obligations arising out of or in connection with it (a **Dispute**), the Seller and the Buyer shall, within twenty (20) business days of service of a written notice from the Seller to the Buyer or vice versa (a **Dispute Notice**), hold a meeting (a **Dispute Meeting**) in an effort to resolve the Dispute.

18.3   The Seller and the Buyer shall each use all reasonable endeavours to send a representative who has authority to settle the Dispute to attend the Dispute Meeting.

Arbitration

18.4   Any Dispute that is not resolved within twenty (20) business days after the service of a Dispute Notice, whether or not a Dispute Meeting has been held, or such later date as the Seller and the Buyer shall reasonably agree with a view to negotiating an amicable settlement in good faith, shall, at the request of either the Seller or the Buyer, be submitted to and finally resolved by arbitration (the **Arbitration**) administered by the China International Economic and Trade Arbitration Commission (**CIETAC**) in accordance with the CIETAC Arbitration Rules (**CIETAC Rules**) in force at the time of the arbitration, which CIETAC Rules are deemed to be incorporated by reference into this clause and as may be amended by the clauses 18.4 to 18.8, which clauses shall be governed by the laws of Hong Kong.

18.5   The seat of the Arbitration shall be Beijing, and the language of the Arbitration shall be Mandarin Chinese.

18.6   The Arbitration shall be conducted by a panel of three (3) arbitrators. One arbitrator shall be nominated by the Seller and one arbitrator shall be nominated by the Buyer (each, a **Nominated Arbitrator**). The third arbitrator shall be jointly nominated by the Seller's and the Buyer's respectively Nominated Arbitrators in accordance with the CIETAC Rules.

18.7   The arbitral award shall be final and binding upon the parties to the Arbitration. The parties undertake to carry out each and every arbitral award without delay.

18.8   All costs of Arbitration shall be borne in accordance with the orders of the Arbitration tribunal, and attorneys' fees and expenses shall be borne by the party incurring such fees and costs unless otherwise ordered by the Arbitration tribunal.

Continued Performance

18.9   During the period when a Dispute is being resolved, the parties shall in all other respects continue the implementation of this Agreement.

SCHEDULE 1
COMPANY AND TRANSFERRED SHARE DETAILS

Part 1: Company

Name	Autohome Inc.
Registration Number	212934
Registered Office	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Directors	Quan Long; Tao Wu; Keke Ding; Fan Lu; Junling Liu; Tianruo Pu; Dazong Wang
Type of Shares	Ordinary Shares

Part 2: Transferred Shares

Seller	Type of Shares	Number	Percentage in the Company	Purchase Price
Yun Chen Capital Cayman	Ordinary Shares	200,884,012	41.91% (on the basis of 479,288,580 issued and outstanding ordinary shares of the Company (excluding 30,099,020 treasury shares and ordinary shares that had been issued and reserved for the purpose of the share incentive plans of the Company) as of December 31, 2024)	RMB 13,132,285,052 (subject to adjustments hereunder)

SCHEDULE 2
COMPLETION DELIVERABLES

1. **OBLIGATIONS OF SELLER AT COMPLETION**

1.1 At Completion, the Seller must deliver to the Buyer:

    1.1.1 an instrument of transfer substantially in the form of Exhibit B hereto with respect to the Transferred Shares, duly executed by the Seller;

    1.1.2 a copy of the minutes of a duly held meeting of the directors or board resolutions of the Seller authorising the execution, delivery and performance by the Seller of the Transaction Documents;

    1.1.3 extract of the minutes of the Board of the Company or written resolutions of the Board of the Company approving the updating of the register of members and registered of directors of the Company in respect of the transactions contemplated by this Agreement, duly certified by the registered office provider of the Company;

    1.1.4 a copy of the updated register of members of the Company kept at the Company's registered office in the Cayman Islands, dated as of the Completion Date and evidencing that the Transferred Shares have been registered under the name of the Buyer, duly certified by the registered office provider of the Company;

    1.1.5 a certified copy of the duly executed share certificate in the name of the Buyer reflecting the Buyer as the sole holder of the Transferred Shares;

    1.1.6 the resignation and release letters substantially in the form of Exhibit C hereto, duly executed by each of the two (2) resigning Ping An Directors;

    1.1.7 a copy of the updated register of directors of the Company evidencing the resignation of the two (2) resigning Ping An Directors as directors of the Company and the appointment of the New Directors, duly certified by the registered office provider of the Company;

    1.1.8 a counterpart to the option agreement in substantially form of Exhibit A hereto duly executed by the Seller; and

    1.1.9 a termination agreement duly executed by the Company and the Seller terminating the Existing Investor Rights Agreement with effect as of Completion.

2. **OBLIGATIONS OF THE BUYER AT COMPLETION**

2.1 At Completion, the Buyer must:

    2.1.1 pay or cause to be paid to the Seller an amount equals to the Purchase Price by wire transfer of immediately available funds to the Seller Bank Account (provided that for the purposes of determining whether Completion has taken place, the performance by the Buyer of its payment obligation can be evidenced by an MT-103 message generated by the remitting bank of the Buyer showing that the correct amount has been remitted to the Seller Bank Account);

2.1.2   deliver to the Seller an instrument of transfer substantially in the form of Exhibit B hereto with respect to the Transferred Shares, duly executed by the Buyer; and

2.1.3   deliver to the Seller a counterpart to the option agreement in substantially form of Exhibit A hereto duly executed by the Buyer.

SCHEDULE 3
BUYER WARRANTIES

1. **CORPORATE**

1.1 The Buyer is duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

1.2 The Buyer has full power and authority to enter into and perform its obligations under this Agreement.

1.3 The Buyer has taken all necessary action to authorise the execution, delivery and performance of this Agreement in accordance with its terms.

1.4 This Agreement will when executed constitute legal, valid and binding obligations on the Buyer and will be enforceable in accordance with its terms.

1.5 The execution, delivery and performance by the Buyer of this Agreement complies with each material law, regulation, Authorisation, ruling, judgment, order or decree of any Government Agency, the constitution of the Buyer and any Security Interest which is binding on the Buyer.

2. **INSOLVENCY**

2.1 No insolvency proceedings have been commenced or applied for, nor has any receiver or receiver and manager, liquidator or statutory manager been appointed in respect of the Buyer or in respect of the whole or any part of the assets or undertaking of the Buyer.

2.2 No administration order has been made and no petition has been presented for such an order in respect of the Buyer.

2.3 No application has been made, no resolution passed or proposed in a notice of meeting or any other steps taken for the winding up of the Buyer.

2.4 The Buyer has not stopped or suspended payment of its debts and is not unable to pay its debts as they fall due, nor has it stopped paying its debts as they fall due other than those it is contesting, or has contested, in good faith. The Buyer is not insolvent under the laws of its jurisdiction of incorporation.

2.5 No unsatisfied judgment, order or award is outstanding against the Buyer and no distress or execution has been levied on, or other process commenced against, any asset of the Buyer.

2.6 No arrangement or compromise has been made by the Buyer with its creditors.

3. **SUFFICIENCY OF FUNDS**

3.1 The Buyer has, immediately prior to Completion, sufficient available cash in USD and/or RMB to pay the Purchase Price and all related fees and expenses for which it is responsible under this Agreement.

SCHEDULE 4
SELLER WARRANTIES

1. **SELLER**

   Corporate

1.1 The Seller is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands.

1.2 The Seller has full power and authority to enter into and give effect to this Agreement, to perform its obligations under this Agreement and to complete the transactions contemplated by it.

1.3 The Seller has taken all necessary action to authorise the execution, delivery and performance of this Agreement in accordance with its terms.

1.4 This Agreement will when executed constitute legal, valid and binding obligations on the Seller and will be enforceable in accordance with its terms.

1.5 The execution, delivery and performance by the Seller of this Agreement complies with each material law, regulation, Authorisation, ruling, judgment, order or decree of any Government Agency, the constitution of the Seller and any Security Interest which is binding on the Seller.

1.6 Except as set forth in clause 1.6 of the Disclosure Letter, all consents, approvals, permits or authorizations, and all material filings, notifications, notices, submissions or applications from or with any Government Agency or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby (including the Transactions), in each case on the part of the Seller, the Company and any other Group Company, have been duly obtained or completed (as applicable) and are in full force and effect; for the avoidance of doubt, no consent, approval or waiver of any kind is required from any other shareholder of any Group Company in connection with the execution or performance of this Agreement and the other Transaction Documents, or the consummation of the transactions contemplated hereby and thereby (including the Transactions).

1.7 Except as set forth in clause 1.7 of the Disclosure Letter, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will: (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Government Agency to which Seller or any Group Company is subject; or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of any obligation under, or create in any party the right to accelerate any obligation under, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which Seller is bound; or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of any obligation under, or create in any party the right to accelerate any obligation under, terminate, modify, or cancel, any material agreement, contract, lease, license, instrument, or other arrangement to which any Group Company is a party or by which any Group Company is bound or to which any of its assets is subject, except to the extent, in each case of clauses (a), (b) or (c), as would not prevent, delay or impair the consummation of the transactions contemplated hereby.

Insolvency

1.8 No insolvency proceedings have been commenced or applied for nor has any receiver or receiver and manager, liquidator or statutory manager been appointed in respect of the Seller or in respect of the whole or any part of the assets or undertaking of the Seller.

1.9 No administration order has been made and no petition has been presented for such an order in respect of the Seller.

1.10 No application has been made, no resolution passed or proposed in a notice of meeting or any other steps taken for the winding up of the Seller.

1.11 The Seller has not stopped or suspended payment of its debts and is not unable to pay its debts as they fall due, nor has it stopped paying its debts as they fall due other than those it is contesting, or has contested, in good faith. The Seller is not insolvent under laws of the Cayman Islands.

1.12 No unsatisfied judgment, order or award is outstanding against the Seller and no distress or execution has been levied on, or other process commenced against, any asset of the Seller.

1.13 No arrangement or compromise has been made by the Seller with its creditors.

2. **TRANSFERRED SHARES**

2.1 The Transferred Shares to be transferred by the Seller to the Buyer have been duly issued and allotted, are fully, validly and punctually paid and non-assessable, and no money is owing in respect of any of them. As of the date of this Agreement, the Transferred Shares represent 41.91 per cent of all the issued and outstanding Ordinary Shares of the Company.

2.2 The Seller is the legal and beneficial owner of the Transferred Shares as set out in Schedule 1, and is entitled to sell and transfer the full legal and beneficial ownership of the Transferred Shares to the Buyer on the terms set out in this Agreement. The Seller does not own the Transferred Shares as trustee of any trust.

2.3 There is no restriction on transfer of the Transferred Shares under the constitution of the Company which will not be complied with or waived at Completion.

2.4 There is no Security Interest over or affecting any of the Transferred Shares. There is no agreement, arrangement or commitment to give or create any such Security Interest, and no Person has claimed to be entitled to any such Security Interest.

2.5 No Person is entitled, or has claimed to be entitled, to require the Company to issue any share capital either now or at any future date (whether contingently or not). There are no agreements in force under which any Person is or may be entitled to, or has the right to call for the issue of, any shares in the Company or securities convertible into or exchangeable for shares in the Company. The Company has not given, granted or agreed to grant any option or right (whether contingent or not) in respect of its unissued shares.

2.6 No power of attorney, proxy or other equivalent right has been granted by the Seller or by anyone else in respect of any rights attaching to the Transferred Shares except as contemplated by this Agreement.

2.7 Neither Seller, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or direct selling efforts as that term is defined in Rule 902 of

Regulation S under the Securities Act in connection with the offer or sale of the Transferred Shares.

3. **THE COMPANY**

   Organization and Power; Subsidiaries

3.1 The Company is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and has the requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. Each Subsidiary is duly organized, validly existing and in good standing (to the extent that the concept of "good standing" is recognized by the applicable jurisdiction) under the laws of its jurisdiction of organization, and has the requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. Except as Disclosed, all outstanding shares or other ownership interests of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable and all such shares or other ownership interests in any Subsidiary are owned, directly or indirectly, by the Company free and clear of any Security Interest (other than Permitted Encumbrances). All subsequent transfers of and changes in equity interest therein, and any acquisitions or investments by any Group Company, have been duly approved by the competent Government Agency and in compliance with the applicable Laws in all material respects.

3.2 Except as Disclosed, (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which the Group conducts Business, or other entities in which the Group controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, (ii) no Group Company is a participant in (nor is any part of their Businesses conducted through) any joint venture, partnership, or similar arrangement, and (iii) there is no obligation of any Group Company to make contributions to any other entities. The capital and shareholding structure of the Group Companies set out in clause 3.2 of the Disclosure Letter is true and accurate, and there are no proxy holding arrangements involving, or disputes or encumbrance over, any equity interest of any Group Company.

3.3 The Company controls (i) Beijing Autohome Information Technology Co., Ltd., (ii) Beijing Shengtuo Hongyuan Information Technology Co., Ltd., (iii) Shanghai Jinwu Auto Technology Consultant Co., Ltd., Shanghai Jinyou Auto Technology Consultant Co., Ltd. and Shanghai Jinbiao Auto Technology Consultant Co., Ltd., and for each of (i), (ii) and (iii), their Subsidiaries (if applicable) (together, the "**VIEs**"), through a series of contractual arrangements (the "**Control Contracts**"). All of the Control Contracts are valid and legally binding. The Company possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the VIEs, through its wholly owned or controlled Subsidiaries being authorized to exercise the voting rights in the VIEs by the respective shareholders of the VIEs. None of the parties to the Control Contract is in breach or default in the performance of any of the terms of the Control Contract. None of the parties to any of the Control Contracts has sent or received any communication regarding termination of or intention not to renew, any of the Control Contracts, and no such termination or non-renewal has been threatened by any of the parties thereto. There have been no legal, arbitration, government or other legal proceedings challenging the legality or validity of the corporate structure of the Company pending before or, to the Seller's knowledge, threatened by, any Government Agency or any other Person.

3.4 The memorandum and articles of association of each Group Company are in full force and effect. The Company is not in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents. No Subsidiary is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents, as applicable, in any material respects.

Capitalization

3.5 The authorized share capital of the Company is US$1,000,000,000 consisting of 400,000,000,000 Shares.

3.6 As of December 31, 2024, approximately 479,288,580 Shares are issued and outstanding, all of which have been duly authorised and are validly issued, fully paid and non-assessable. Except as disclosed in the Company Public Filings and other than securities issued pursuant to the Incentive Plan from time to time, there are no securities convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company, in each case, that are issued by the Company and remain outstanding. All issued and outstanding Shares have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable securities Laws, and none of such outstanding Shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities.

Listing

3.7 The ADSs of the Company have been duly listed and admitted and authorized for trading on the NYSE, and the Ordinary Shares of the Company have been duly listed and admitted and authorized for trading on the HKEX. The Company has maintained a secondary listing status on the HKEX.

Public Filings

3.8 The Company has filed or furnished, as applicable, on a timely basis, all of the Company Public Filings. As of their respective effective dates (in the case of the Company Public Filings that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company Public Filings), or in each case, if amended, as of the date of the last such amendment: (a) each of the Company Public Filings complied in all material respects with the requirements under applicable securities Laws, and any rules and regulations promulgated thereunder applicable to the Company Public Filings, and (b) none of the Company Public Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Financial Statements

3.9 The Financial Statements (a) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC, SFC, NYSE or HKEX with respect thereto; (b) were prepared in accordance with Accounting Standards, as appliable, applied on a consistent basis throughout the periods covered thereby; and (c) give a true and fair view of the consolidated financial position of the Group as of the respective dates thereof and the consolidated results of operations and cash flows of the Group for the periods covered thereby.

Internal Control

3.10 The Company has established and maintains a system of internal control over: (a) compliance by the Group with applicable Sanctions and Anticorruption Laws; and (b) financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (i) mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. Generally Accepted Accounting Principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and the board of directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company. There are no material weaknesses or significant deficiencies in the Company's internal controls. The Company's auditors and the audit committee of the board have not been advised of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting. Since December 31, 2023, there has been no change in the Company's internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company's internal control over financial reporting.

Absence of Certain Changes

3.11   Since September 30, 2024, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice, and no event, change or development has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

No Undisclosed Liabilities

3.12   There are no liabilities of the Group of any kind (including Tax), whether accrued, contingent or otherwise, except (a) liabilities reflected or otherwise reserved against in the Financial Statements, and (b) liabilities incurred since December 31, 2023 in the ordinary course of business consistent with past practices. There are no off-balance sheet arrangements that have not been so described in the Company Public Filings.

3.13   There are no undisclosed financial assets, long term investments, goodwill or other assets except those assets, individually or in the aggregate, have not had and would not reasonably be expected to cause further impairment since the Financial Statements for the fiscal year ended December 31, 2023.

Permits; Compliance with Laws

3.14   The Group is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Government Agency necessary for each Group Company to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted (including but not limited to the Material Business Permits, the "**Material Permits**"). Except as Disclosed, as of the date hereof, (i) no suspension, expiration without renewal or cancellation of any of the Material Permits is pending or, to the knowledge of the Seller, threatened, (ii) all approvals of, and filings and registrations and other requisite formalities with, Government Agencies that are required to be obtained or made by the Company with respect to its capital structure and operations as it is now being conducted have been duly completed in accordance with applicable Laws, and (iii) to the knowledge of the Seller, there are no obstacles, restrictions or impediments to the renewal or extension of any Material Permits.

3.15   Except as Disclosed, since the listing of the Company on the NYSE, no Group Company has been, in material respects, in conflict with, or in default, breach or violation of (i) any Law applicable to it or its Business or by which any of its share, security, equity interest, property or asset is bound or affected, or (ii) any contract, Material Permit or obligation to which it is a party or by which it or any of its share, security, equity interest, property or asset is bound.

3.16   Each of the Company, the Group Companies, the directors and officers of a Group Company and, to the knowledge of the Seller, the agents, representatives, affiliates, employees and other Persons acting on behalf of a Group Company: (i) has not violated, is in violation of, or has taken any act in furtherance of violating, directly or indirectly, any applicable Anticorruption Laws; (ii) is not a Sanctioned Person; (iii) has not engaged in and is not knowingly engaged in, any dealings or transactions of, with or involving a Sanctioned Person, or in violation of applicable Sanctions; and (iv) has not been subject to any Proceedings with regard to any actual or alleged violation of Sanctions or Anticorruption Laws and no such Proceedings is, to the knowledge of the Seller, threatened.

3.17   The Company and its Subsidiaries have taken no action designed to, or reasonably likely to have the effect of, delisting the ADSs from the NYSE or its Ordinary Shares from HKEX. As of the date hereof and, as of the Completion Date, the Company has not received any notifications from any of the SEC, SFC, NYSE or HKEX, and there are no Proceedings pending or, to the knowledge of the Seller, threatened against the Company, in each case, relating to the delisting or suspension of its ADSs from NYSE or its Ordinary Shares from HKEX (or the applicable registration under the Exchange Act related thereto).

Material Contracts

3.18   The Company has filed, as exhibits to its Company Public Filings, all contracts, agreements and instruments (including amendments thereto) to which a Group Company is a party or by which it is bound and which are required to be filed in the Company Public Filings pursuant to applicable securities Law.

3.19   Each Material Contract is (i) in full force and effect and (ii) represents the legal, valid and binding obligations of the applicable Group Company which is a party thereto and, to the knowledge of the Seller, represents the legal, valid and binding obligations of the counterparties thereto. Each Group Company has duly performed all of its obligations required to be performed by them to date under each such Material Contract to which it is a party, and no breach or default thereunder by the Group Company with respect thereto, or, to the knowledge of the Seller, any other party or obligor with respect thereto, has occurred. No Event has occurred that with notice or lapse of time, or both, would constitute such a default or breach of any Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Seller, any other party thereto, or would entitle any third party to prematurely terminate any Material Contract. Except as Disclosed, none of Group Companies has entered into any Material Contract containing change of control, non-compete or exclusivity terms or other terms which is reasonably likely to impair, restrict or limit the ability of any Group Company to carry out its business as currently conducted.

Related Party Transactions

3.20   All transactions, dealings, business cooperations and other arrangements entered into between a Group Company and/or with a Related Party (the "**Related Party Transactions**") have been properly disclosed in the Company Public Filings in accordance with the applicable rules and regulations of the NYSE or HKEX or the applicable securities Laws. All Related Party Transactions that are material to the Business, financial condition, assets, liabilities or operations of the Group have been Disclosed to the Buyer.

3.21   Any and all Related Party Transactions were entered into after proper internal approving procedures and on terms and conditions that are fair and reasonable and no less favourable to the relevant Group Company than those applicable in comparable transactions between independent parties acting at arm's length.

Assets and Properties

3.22   (a) Each Group Company has good and marketable title to (including valid and legal land use rights for), or in the case of leased property and assets, has valid, binding and enforceable leasehold interests in, and other comparable contract rights to (i) all property and assets that are used in the operation of the Business as currently being conducted and material to the Group (the "**Material Assets and Properties**"); and (ii) all property and assets reflected on the Financial Statements for the fiscal year ended December 31, 2023 or acquired after December 31, 2023, except for properties and assets sold (or leasehold interests terminated) since such date in the ordinary course of business consistent with past practices, (b) none of the Material Assets and Properties is subject to any Security Interest, except for Permitted Encumbrances, (c) for the leased Material Assets and Properties, the Group and, to the knowledge of the Seller, each other counterparty thereto, are not in default under, or in breach or violation of, any such leases; (d) the Material Assets and Properties are in good operating condition and repair in all respects, subject to normal wear and tear, and without structural defects; (e) there are no ongoing disputes or Proceedings over the Material Assets and Properties with any third party; and (f) there are no circumstances affecting the use of the principal place of business by any Group Company.

3.23   Expect as Disclosed, the Group's Cash Equivalent, deposits and short-term investments are freely available immediately or upon maturity in accordance with the relevant deposit or investment agreements, as applicable.

Employment

3.24   Except as Disclosed, each Group Company has entered into legal and valid written employment contracts with all of its employees whose annual pre-tax salary exceeds RMB100,000 or the equivalent in local currency (the "**Senior Employees**"), and such employment contracts contain customary non-compete and confidentiality provisions. Except as Disclosed, no Group Company has entered into any labour dispatch, contractor or consultancy agreement.

3.25   Each Group Company has in relation to its current or former Senior Employees complied with the applicable Laws, codes of conduct and practice, and the contracts of employment with its employees in all material respects.

3.26   Except as Disclosed, each Group Company does not have and is not proposing to introduce a share incentive, share option, profit sharing, bonus or other incentive scheme for any of its directors, managers or Senior Employees. No director, manager or Senior Employee of the Group is entitled to accelerate the exercise of their rights under any share incentive, share option, profit sharing, bonus or other incentive scheme of the Group in respect of the transactions contemplated under this Agreement.

3.27   No labour dispute, work stoppage, slowdown or other conflict with the employees of any Group Company exists, or to the knowledge of the Seller, is threatened in writing, except where such labour dispute, work stoppage, slowdown or other conflict has been finally and bindingly settled or does not and will not reasonably likely to give arise to a Company Material Adverse Effect.

3.28   Expect as Disclosed, all payments and contributions relating to the mandatory social insurance funds (including pension, medical, unemployment, work-related injury and maternity insurance) and housing funds provided under applicable Laws which are required to be made by each Group Company on behalf of its Senior Employees and by its respective Senior Employees have been duly paid in full, except where the failure to do so does not and would not reasonably be expected to result in any material liabilities to the relevant Group Company.

Insurance

3.29 Each Group Company maintains valid insurance of the type (including without limitation, directors and officers insurance) and in amounts as are reasonable and adequate to protect its material properties and business as are customary for companies conducting business or owning assets similar to those of the Group. There is no material insurance claim pending and which coverage has been denied or disputed in writing by the underwriter of such insurance policy. As of the date of this Agreement, to the knowledge of the Seller, no facts or circumstances exist which would reasonably be expected to give rise to any material insurance claim.

Intellectual Property

3.30 All registered or unregistered, (i) patents, patentable inventions and other patent rights; (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (iii) copyrights, mask works, designs, get-up of products and packaging and other signs used in trade; (iv) trade secrets, know-how, inventions, processes, procedures, databases, rights in integrated circuits, confidential business information and other proprietary information and rights; (v) computer software programs, including all source code, object code, specifications, designs and documentation related thereto; (vi) domain names, internet addresses and other computer identifiers, and (vii) all other industrial and intellectual property rights and equivalent or similar forms of protection existing anywhere in the world (the "**Intellectual Property**"), in each case that is material and is used in the operation of the Business, including in respect of the AI Technologies themselves and any inputs, outputs and/or training data processed by the AI Technologies, is either: (1) owned by a Group Company free and clear of all Security Interest other than Permitted Encumbrances; or (2) used pursuant to a valid license or other valid right to use.

3.31 There are no infringements, other violations or unauthorized use by any third party of any Intellectual Property owned by or exclusively licensed to, a Group Company, expect where such infringements, violations or unauthorized use would not reasonably be expected to have a Company Material Adverse Effect.

3.32 (i) The Group has taken all necessary actions to maintain and protect each registration and application for material Intellectual Property owned by them, including by paying in full all renewal and maintenance fees due for the same; and (ii) no Group Company has initiated in writing any material opposition, invalidation, revocation or cancellation proceedings, or any other material proceedings or counterclaims, in each case, concerning the validity, enforceability or title to any material Intellectual Property of any third party.

3.33 The conduct of the Business, including any and all use (including any licensing or by way of provision) of products, and services provided to third parties, does not infringe, misappropriate or otherwise violate any rights of any third party in any material Intellectual Property or other proprietary rights, and there are no Proceedings pending or otherwise received in the three years prior to the date of this Agreement, or to the knowledge of the Seller, threatened in writing (i) alleging any such infringement or (ii) challenging the material Intellectual Property owned by a Group Company or any use by a Group Company of any Intellectual Property.

3.34 The Company and its Subsidiaries have implemented and maintained reasonable and appropriate policies and technical and organizational security measures designed to protect the Company Systems and business continuity and disaster recovery plans. The Company and its Subsidiaries have taken other reasonable steps consistent with industry practices of companies offering similar services designed to safeguard trade secrets, and all software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, to the extent owned or used or held for use by the Company or any of its Subsidiaries in the operation of the business of the Company and its Subsidiaries as currently conducted (together with the data and information stored therein or transmitted by any of the foregoing, collectively, the "**Company Systems**"), from the introduction of any virus, worm, Trojan horse or similar disabling code or program. There are and for the past three (3) years have been no defects or other technical problems in the Company Systems that would prevent the same from functioning in material respects in accordance with their user specifications and functionality descriptions, and except as Disclosed, the Company and its Subsidiaries have received no written notice alleging any of the foregoing. The Company and its Subsidiaries own, lease, license, or otherwise have the valid, legal right to use all material Company Systems and have obtained a sufficient number of licenses (whether licensed by seats or otherwise) for their use of all material software (and the equivalent resources, including Software-as-a-Service) encompassed by the Company Systems.

3.35   All use and distribution of material software, products and open-source materials by or through the Company is not in violation of open-source licenses applicable thereto, including all copyright notice and attribution requirements. The Company has not incorporated or embedded any open-source materials into any material software or products, combined, linked or distributed any open-source materials with any material software or products or used any open source materials, in each case, in a manner that requires the material software or products, any portion thereof, or any material technology or Intellectual Property owned by the Company, to be subject to Copyleft Licenses or requires the Company to grant any license or other rights.

3.36   To the extent any current or former officers, directors, employees, contractors and consultants of a Group Company have, on behalf of the Group, created or developed any Intellectual Property that is material to the Business, the relevant Group Company owns the entire right, title and interest in such creations and/or developments.

3.37   The Company and its Subsidiaries have a valid right to use and exploit the material Business Data as currently exploited in connection with their respective businesses.

Data Protection

3.38   In this section the following definitions apply:

"**Applicable Data Protection Law**" means laws, regulations, orders, mandatory national standards or other analogous instrument, applicable to the Group to the extent in relation to data protection, data security, protection of Personal Information, privacy, network contents and electronic communication of any jurisdiction, including but not limited to the CSL, the DSL, the PIPL and the EU GDPR.

"**CSL**" means the Cybersecurity Law of the People's Republic of China.

"**DSL**" means the Data Security Law of the People's Republic of China.

"**EU GDPR**" means Regulation (EU) No 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation), or any national law of a member state of the European Economic Area (other than a member state of the European Union) which implements that Regulation.

"**PIPL**" means the Personal Information Protection Law of the People's Republic of China.

"**Personal Information**" has the meaning given to this term under the Applicable Data Protection Law, as the context requires

3.39   The Group has at all times complied with, and has appropriate policies and procedures in place to ensure compliance with, Applicable Data Protection Law, in all material respects.

3.40   Without prejudice to the generality of clause 3.39, where any Personal Information is provided by the Group to any third-party processor, the Group has, in all material respects:

    3.40.1   obtained all necessary consents and authorizations from the relevant data subjects as required by Applicable Data Protection Law;

    3.40.2   executed appropriate Personal Information processing agreements (including Personal Information processing clauses in relevant agreements) with such third-party processor, which, among others, require the third-party processor to ensure that its processing of such Personal Information provided to it is in compliant with Applicable Data Protection Law; and

    3.40.3   conducted appropriate personal information impact assessments as required by Applicable Data Protection Law.

3.41   Without prejudice to the generality of clause 3.39, where any Personal Information is provided by any third-party processor to the Group, the Group has, in all material respects, executed appropriate Personal Information processing agreements (including Personal Information processing clauses in relevant agreements) with such third-party processor, which, among others, require the third-party processor to ensure that, with respect to the Personal Information provided to the Group, the third-party processor has obtained all necessary consents and authorizations from the relevant data subjects as required by Applicable Data Protection Law, and its processing of such Personal Information is in compliant with Applicable Data Protection Law.

3.42   Without prejudice to the generality of clause 3.39, the Group has, in all material respects, implemented appropriate measures to review and screen the contents on its websites, mobile applications, networks, interfaces, platforms and servers to ensure compliance with Applicable Data Protection Law.

3.43   As of the date of this Agreement, each Group Company has not:

    3.43.1   conducted any data processing activity where state secret or important data in accordance with Applicable Data Protection Law in the PRC is involved;

    3.43.2   been identified as a critical information infrastructure operator in the PRC in accordance with Applicable Data Protection Law, or received any order, notice or instruction from any competent authority in relation to any research or other activity carried out by the competent authority with the intention to determine, or indicates that it may have the intention to determine, whether any Group Company shall be identified as a critical information infrastructure operator in the PRC; or

    3.43.3   carried out any activity where cross-border data transfer is involved, including but not limited to any activities where data is transferred from the PRC, the European Union or the United Kingdom to any other jurisdiction.

3.44   The Group has, in all material respects, implemented and maintained appropriate technical and organizational measures as required by Applicable Data Protection Law to protect Personal

Information and data against unauthorized or unlawful processing, accidental loss, destruction, or damage.

3.45 There have been no data breach or security incident involving unauthorized loss, disclosure, corruption, impairment or other prejudice to the security of any Personal Information or confidential or proprietary information in the possession or under the control of the Group has occurred that would require notification to competent authorities or affected individuals (and the Seller does not have reasonable grounds to suspect that any such breach or incident may have occurred).

3.46 As of the date of this Agreement, there does not exist:

3.46.1 any monetary penalty or other enforcement action to which the Group is the subject by any competent data protection or privacy authority, including any receipt of an enforcement notice (or related notice of intent);

3.46.2 any receipt of written communication from any competent data protection or privacy authority, indicating that it is investigating the Group's compliance with Applicable Data Protection Law or that it proposes to take, or is considering taking, enforcement action against the Group under Applicable Data Protection Law; or

3.46.3 any Proceeding alleging that the Group's processing of Personal Information or data constitute any breach of Applicable Data Protection Law.

AI Technology and Algorithm

3.47 The Group has at all times and in all material respects complied with, and has implemented and maintained appropriate technical and organizational measures and processes, as well as has completed the requisite regulatory registration, filings, approval or other analogous procedures with competent authority to ensure compliance with, applicable laws and regulations concerning the development, deployment, and use of the AI Technologies and algorithms (including but not limited to algorithms applied to provide information to users), which include, but not be limited to: (a) Applicable Data Protection Laws; (b) existing applicable employment, antitrust, intellectual property and financial laws, regulations, orders, mandatory national standards or other analogous instrument, including any industry-specific regulations; and (c) AI and algorithm specific laws, regulations, orders, mandatory national standards or other analogous instrument.

Legal Proceedings

3.48 There are (a) no material pending, potential or threatened Proceedings against any Group Company or directors or officers of any Group Company in their capacities as such before or by any Government Agency or by any other Person, (b) to the knowledge of the Seller, no material Proceedings pending or threatened or potentially arising against any Group Company, that seek to restrain or enjoin the consummation of the transactions contemplated under this Agreement, and (c) no Proceedings that have been brought or adjudicated as a class action against any Group Company.

Solvency

3.49 No Group Company has taken any steps to seek protection pursuant to any bankruptcy law, nor does the Seller have any knowledge or reason to believe that any creditors of the Group intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor of the Group to do so. Each Group Company is not, as of the date of this Agreement, and after giving effect to the transactions contemplated under this Agreement to occur, at the Completion will not be, insolvent. No order has been made or petition presented or resolution passed for the winding up or dissolution of any Group Company or for the appointment of a liquidator or receiver for any Group Company.

Tax

3.50   In the five years prior to the date of this Agreement, each Group Company (i) has duly and timely filed all Tax Returns that are required to be filed and maintained all related records, and such Tax Returns are true, correct and complete in all material respects; and (ii) has paid all Taxes that are required to be paid by it; and (iii) without prejudice to subclause (ii) above, has deducted or withheld all material Taxes which it has been obliged or entitled by Law to deduct or withhold from any payments made by it and has properly accounted to the relevant Government Agency for all amounts of material Taxes so deducted or withheld. No Group Company is liable to pay any penalty, surcharge, fine or interest in connection with any Tax, in each case, in excess of RMB 2 million.

3.51   No Group Company has been involved in any disputes or Proceedings with any Government Agency in relation to Tax in the five years prior to the date of this Agreement. To the knowledge of the Seller, (i) no Taxes paid or Tax Returns filed by or on behalf of a Group Company are currently being audited or investigated, or if they have been, such audits or investigations have been resolved with no outstanding issues, (ii) no Group Company has received notice of any audit or investigation in relation to any disputes or Proceedings referred to in this clause 3.51, and (iii) there are no circumstances which are likely to give rise to any audit, investigation or dispute in relation to any disputes or Proceedings referred to in this clause 3.51.

3.52   Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar contract, other than (1) any customary commercial contracts entered into in the ordinary course of business which do not primarily relate to Taxes or (2) any such agreement solely among the Company and its Subsidiaries.

3.53   The Company or any of its Subsidiaries is in all material respects in compliance with all Laws in relation to transfer pricing, including the execution and maintenance of contemporaneous documentation substantiating its transfer pricing practices and methodology (if required).

3.54   The Company has not received any statement of deficiency, assessment of additional Taxes or any claim or dispute regarding its tax liability, in each case, in excess of RMB 2 million, in the past five years.

Information

3.55   The information set out in this Agreement and the Disclosure Letter is true, accurate and not misleading. All information which has been provided by or on behalf of the Seller, its authorised representatives, or the Company to the Buyer, its advisers or agents in the course of the due diligence conducted by the Buyer and the negotiations leading to this Agreement is true, accurate in all material respects and not misleading.

SCHEDULE 5
NOTICE DETAILS

Seller	
Yun Chen Capital Cayman	
Address:	Ping An Financial Plaza, 1333 Lujiazui Ring Road, Pudong New Area, Shanghai（上海市浦东新区陆家嘴环路 1333 号平安金融大厦）
Email address:	Zhaoyiming188@pingan.com.cn and Luwei736@pingan.com.cn
Attention:	Yiming Zhao（赵毅明）and Wei Lu（卢惟）

Buyer	
CARTECH HOLDING COMPANY	
Address:	Building C1, QUST National Science Park (Guangsheng Road), Chengyang District, Qingdao (青岛市城阳区青岛国家大学科技园（广盛路）C1 座)
Email address:	zhoushenglei@haier.com; liuxiangli@haier.com; liulong@haier.com; and wangjiesi@haier.com
Attention:	Shenglei Zhou (周生磊); Xiangli Liu (刘香丽); Long Liu (刘龙); and Jiesi Wang (王杰斯)

EXHIBIT A   FORM OF OPTION AGREEMENT

EXHIBIT B   FORM OF INSTRUMENT OF TRANSFER

INSTRUMENT OF TRANSFER

I/We, _____

Of _____

in consideration of _____

paid to me/us by_____

of (address) _____

(hereinafter "the said Transferee")

do hereby transfer to the said Transferee the _____ share(s)

standing in my/our name in the register of members of:

Autohome, Inc.

to hold unto the said Transferee and the said Transferee do hereby agree to be transferred the said share(s) subject to the terms and conditions terms of the Share Sale & purchase agreement dated _____ and entered into by and between the Transferor and the said Transferee.

Witness our hands the _____day of_____, 2025.

Witness to the signature(s) of the Transferor -	)	*For and on behalf of*
	)	***YUN CHEN CAPITAL CAYMAN***
	)	
	)	
	)	
	)	
	)	
	)	
	)	
	)	....
		Director
Witness's name and address :	)	(Transferor)
	)	
	)	
	)	
Witness to the signature(s) of the said Transferee -	)	*For and on behalf of*
	)	
	)	***CARTECH HOLDING COMPANY***
	)	
	)	
	)	
	)	....
	)	*Director*
	)	
Witness's name and address:	)	(Transferee)
	)	
	)	
	)	

EXHIBIT C   **FORM OF RESIGNATION AND RELEASE LETTER**

TO: The Board of Directors
         AUTOHOME INC.
         PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
         (the "**Company**")

Dear Sirs

<u>**Letter of Resignation and Release**</u>

I, [*name of the Ping An Director*], hereby tender my resignation as director of the Company with effect from the Completion Date (as defined in the Share Sale & Purchase Agreement dated [●] and entered into by and between Yun Chen Capital Cayman and CARTECH HOLDING COMPANY).

I irrevocably confirm that I have no claims (whether under common law, contract, equity, statue or otherwise and whether present, future, actual, contingent or otherwise) against the Company, or its directors, officers, employees or shareholders in respect of loss of office as a director of the Company or to any claim for compensation for arrears of pay. To the extent that any such claim(s) may exist, I irrevocably and unconditionally waive it or them and release the Company and its directors, officers, employees and shareholders from any liability in respect thereof.

I also confirm that there is no outstanding agreement under which the Company has or could have any debt, liability or other obligation to me.

Yours faithfully

_____
Name: [*name of the Ping An Director*]
Date: [●]

Execution

Executed as an agreement

Executed for and on behalf of **Yun Chen Capital Cayman** in the presence of:

/s/ Yiming Zhao

....
Signature of Director/ Authorised Signatory

Yiming Zhao

....
Name of Director/ Authorised Signatory

Executed for and on behalf of **CARTECH HOLDING COMPANY** in the presence of:

/s/ Chi Liu

....
Signature of Director/ Authorised Signatory

Chi Liu

....
Name of Director/ Authorised Signatory